Table of Contents

Part II

PRELIMINARY OFFERING CIRCULAR

Advanced Bio-Oil Technologies, Ltd.

999 18th Street, Suite 3000

Denver, CO 80202

(720) 262-5245

Dated: _____________ __, 2018

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

The Preliminary Offering Circular relates to the proposed issuance by the Company of up to 50,000,000 shares of Common Class A Stock (“Shares”), having $0.001 par value per share, to be issued by Advanced Bio-Oil Technologies, Ltd. (the “Company,” “we,” “us,” or “our”). Subscribers will be required to tender cash funds for their shares. The Shares are priced at $0.50/share. We are a start-up bio-oil product manufacturer/supplier. Our principal offices are located at 999 18th Street, Suite 3000, Denver, CO 80202. The phone number for these offices is (720) 262-5245.

These securities are speculative securities. Investment in the Company’s stock involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page 7 of this Preliminary Offering Circular.

We intend to commence the offering of these securities promptly after the date this Preliminary Offering Circular is qualified. There is no minimum investment amount and no escrow of subscribed funds provided. The Offering will close upon full subscription or in the discretion of Management.

This Offering will be conducted on a “best-efforts” basis, which means our Officers will use their commercially reasonable best efforts in an attempt to offer and sell the Shares. Our Officers will not receive any commission or any other remuneration for these sales. In offering the securities on our behalf, the Officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

See Item 14, “Securities Being Offered” on page 52 for more information and descriptions of the Shares.

Our Common Class A Stock and Convertible Preferred Class A Stock shares are mentioned in this Offering Circular where we disclose our Corporation’s capital structure. We have not issued any Common Class A Stock shares as of the effective date of this Offering Circular. 28,500,000 Convertible Preferred Class A Stock shares have been issued.

COMMON STOCK CLASS A:

	Price to public	Underwriting discount and commissions	Proceeds to issuer	Proceeds to other persons
Per share/unit:	$0.50	$0	$25,000,000	$0
Total minimum:	$0	$0	$0	$0
Total Maximum	$25,000,000	$0	$25,000,000	$0

Our Board of Directors used its business judgment in setting a value of $0.50 per share to the Company as consideration for the stock to be issued under the Offering. The sales price per share bears no relationship to our book value or any other measure of our current value or worth.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“COMMISSION” OR “SEC”) DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO REGULATION “A+” OF THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER QUALIFY UNDER THE REGULATION.

Item 2: TABLE OF CONTENTS:

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Item 3. SUMMARY AND RISK FACTORS

SUMMARY

Item 1. Business

Advanced Bio-Oil Technologies Ltd., a Wyoming corporation, was formed on July 27, 2016 (inception). We are a Wyoming start-up bio-oil (alternative fuels and human uses) business corporation with an office, initially, in Denver, Colorado. Our product is known as “bio-oil.” The planned trade name of our bio-oil product line is “ABOT-Inside.” We have a licensing agreement in place with a Canadian company, Lux Biologics Ltd (“Lux Bio”), thereby accessing the formula of raw materials we plan to use for production of our bio-oil through corporate laboratory tests in the research and development (“R&D”) program conducted with Lux Bio. Bio-oil is a component of biodiesel and many other products such as table oils and oil extracts for medicinal purposes. Bio-oil “products” range from - skincare products formulated to help improve the appearance of scars, stretch marks and uneven skin tone - to numerous medical uses of CBD (cannabidiol) bio-oils; used by more and more people as time goes on.

Our products containing CBD will not be marketed in the United States.

The License Agreement commenced on July 27, 2017 and expires on July 26, 2050. There is a one-time-only License Fee payment of two hundred fifty thousand dollars ($250,000 US) due within fifteen (15) days of commencement of operation of our first facility in the United States. Operation commencement is further defined in the Licensing Agreement as production of the first batch of lipids (see our discussion of “lipids” below). The Agreement remains in effect should we be unable to build a facility. If we are unable to provide the Licensing Fee in cash, we may substitute our capital stock valued at the same amount as the cash Licensing Fee.

ABOT-Inside and Diesel

Through the License Agreement, we have secured the formula of raw materials we plan to use for production of our bio oil through corporate laboratory tests in the research and development (“R&D”) program conducted with Lux Bio. Bio-oil is a component of biodiesel. Our plan is to manufacture crude bio-oil in fermenters and provide “feed stock” bio-oil to biodiesel companies. The world consumption of distillate fuel oil is contained in the graph that follows.

Source: United States Energy Information Administration

Distillate Fuel Oil Definition: A general classification for one of the petroleum fractions produced in conventional distillation operations. It includes diesel fuels and fuel oils. Products known as No. 1, No. 2, and No. 4 diesel fuel are used in on-highway diesel engines, such as those in trucks and automobiles, as well as off-highway engines, such as those in railroad locomotives and agricultural machinery.

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If we, as an industry, are to replace all these barrels of diesel with even just 10% of bio-oil to be converted to biodiesel, it would take hundreds more existing facilities that transform bio-oil to biofuel.

Here is another graph showing Bio-Diesel consumption:

Source: United States Energy Information Administration

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Biodiesel Definition: A fuel typically made from soybean, canola, or other vegetable oils; animal fats; and recycled grease. It can serve as a substitute for petroleum-derived diesel or distillate fuel. For EIA reporting (US Energy Information Administration), it is a fuel composed of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats, designated B100, and meeting the requirements of ASTM (American Society for Testing materials) D 6751.

ABOT-Inside - Other Uses

Our plan is to manufacture crude bio-oil in fermenters and provide “feed stock” bio-oil to biodiesel companies and other users of bio-oil. That same technology can be used to ferment the carbon molecule linked to specific plants to create a new generation of oils that stem from the reaction of the yeast or enzymes with the stock carbon molecules from the particular plant specie. ABOT plans, assuming available funding, to acquire presses to extract oils from plants and seeds and will have oils that will be destined for the table, the mechanical industry or health medical space.

Bio-oil uses are numerous; here some of the major uses:

1. The use of bio-oils or essential oils on skin stretch marks have been used since the days of the Pharaohs.

2. If a skin breakout has left you with dark acne scars, try bio-oil to fade them.

3. Despite our best efforts, we all get a sunburn every once in a while. To prevent peeling and soothe burned skin, try bio-oil.

4. Treat extra dry skin after a tattoo removal. Use bio-oil on the affected area.

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5. Treat and prevent flaking by applying bio-oil to your ear lobes after too much sun.

6. Apply bio-oil to soothe burned skin.

7. If you suffer with dry, cracked elbows, rub on bio-oil to make them soft and moisturized.

8. Apply bio-oil to an over-treated pimple to soften and heal the spot.

9. Rub bio-oil into dry and cracked heels to get smooth sandal-friendly feet.

10. Apply bio-oil to a dried-out cold sore to soothe and repair skin.

11. Massage bio-oil vigorously after getting a mole or suspicious lump removed to help prevent scarring.

12. Peeling cuticles? If your nails are looking less than perfect, try bio-oil to moisturize and protect your hands.

13. As summer approaches, we all want smooth legs for our short-shorts. Bio-oil helps moisturize legs to prevent peeling and gives them a silky sheen.

14. Scratchy scalp? A drop of bio-oil can help reduce itching and flaking.

15. The winter months can suck the moisture out of your skin. Bio-oil helps flakiness disappear.

16. Use bio-oil as your night cream to help promote even skin tone and fight dryness.

17. Tame pesky fly-aways with bio-oil, a great option for use as a hair serum.

18. Say so long to tired eyes. Apply bio-oil under your eyes to help reduce dark circles.

19. Add a few drops of bio-oil to your bath, for a luxurious bath experience. It will leave your skin feeling soft and nourished

20. Everyone loves a massage. Relax and treat your skin at the same time. Opt for bio-oil as your massage oil.

21. Mix bio-oil with your favorite moisturizer and apply to skin immediately following your shower. Another great way to help improve skin elasticity.

22. Apply before stepping into your shower to seal in a spray tan.

23. Mix a drop of bio-oil with your favorite skin-bronzer for a sexy sheen look.

24. Rub a tiny tab of bio-oil over your lips to soften your pout.

25. Bio-oil has a beautiful light powdery scent that can be worn alone a fragrance.

26. Prevent sunless tanning mishaps by applying bio-oil to your knees and elbows to prevent streaking.

27. Apply bio-oil as a pre-shave treatment (men and women) and for a softer shave.

28. Use bio-oil to clean makeup brushes.

29. Rub bio-oil into skin to help reduce the appearance of cellulite.

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30. Apply bio-oil to your nail beds to promote healthy nails.

31. Apply bio-oil to your hair before taking a dip to protect hair from chlorine while swimming.

32. Apply bio-oil post-peel to stop flaking.

33. Mix your favorite powder eye shadow or blush with a little bio-oil before applying for a sexy sheen.

34. Dab a little bio-oil onto pulse points during a stressful day to stay calm and Zen.

35. Soothe freshly plucked brows by applying bio-oil.

36. Try a dab of bio-oil to calm irritated skin due to costume jewelry.

37. Biodegradable/bio-oil based lubricants and greases

The use of vegetable oils and animal fats for lubrication purposes has been practiced for many years. With the discovery of petroleum and the availability of other inexpensive oils, alternatives became unattractive and were left by the wayside.

Attention was refocused on vegetable oils during wartime and oil shortage situations. For example, during World War I and World War II, the use of vegetable oils for fuel, lubricants, greases and energy transfer increased rapidly. Also, the oil embargo of 1973 brought needed attention to alternatives for petroleum oils.

Over the past two decades, a renewed interest in vegetable oil-based lubricants has occurred as environmental interest has increased. In Europe during the 1980s, various mandates and regulations were placed on petroleum products necessitating the use of biodegradable lubricants. During the 1990s, many American companies began developing biodegradable products.

A prime example is when the Mobil corporation introduced its Environmental Awareness Lubricants (EAL) line of hydraulic fluids prior to 2009. The Lubrizol Corporation also developed considerable quantities of additives and sunflower oil-based lubricants. However, the lack of regulatory mandates in the United States, as well as the availability of post-Desert Storm lower-cost oil, made biodegradable oils too expensive to compete (at that time).

3.8 Use of Castor Bean Bio-Oil

Castor oil makes a wonderful lubricant for scissors.

Castor oil works great to remove tiredness from around your eyes.

If you tend to have dry scalp or dandruff, you can rub a little castor oil into your scalp and massage it in to alleviate the flakes and itchiness.

Massaging castor oil into achy joints will give you a bit of relief from the pain of arthritis.

While you should use caution anytime you actually ingest castor oil (because it works so well as a laxative), mixing just a teaspoon into orange or cranberry juice each morning will keep your bowels working regularly.

You can apply castor oil directly to your skin if you want a more youthful glow.

Antimicrobial - Researchers in Iran found www.doiserbia.nb.rs/img/doi/0354-4664/2010/0354-46641003633G.pdf that castor oil also has the ability to counteract “pathogenic microorganisms” that could potentially infect wounds on the skin.

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Antifungal - At least one study www.drericz.com/antifungal-essential-oils has shown that castor oil packs in antifungal properties and is useful in combating the wood-decaying fungus known as white-rot, making it one of the best natural remedies against fungal infections. It is also added to antifungal drugs such as Miconazole, used to treat athlete’s foot, ringworm, jock itch, etc.

Castor seed oil, from the castor bean plant or castor plant, has long been used as a lubricant and food preservative. The popularity of oil for engine use has faded. Though it allows for aircraft and motor vehicle engines to run cool, it has a tendency to gum up in car engines, necessitating more frequent oil changes.

Funds permitting, fermenters will be manufactured, installed and utilized to ferment our lipid production (the process of producing our bio-oil). Lipids are a group of naturally occurring molecules that include fats, waxes, sterols, fat-soluble vitamins (such as vitamins A, D, E, and K), monoglycerides, diglycerides, triglycerides, phospholipids, and others. Funds allowing, we anticipate our initial fermenting facility in the United States will have twelve (12) fermenters, each with a capacity of approximately 66,043 gallons. The raw materials for our bio-oil are carbon biodegradable molecules. We plan to obtain the raw materials from residue from the transformation of oil into biodiesel and other bio-oil products and from any agricultural byproduct that will be tested for carbon biodegradable molecules.

Our goal and intention is to raise money hereby to be utilized for operating capital and to build at least one bio-oil fermenting facility in the State of Colorado in the United States with a minimum annual capacity of 792,516 gallons (approximately 3 million liters) for distribution anywhere we are able to establish customer orders; primarily in North America. Upon full subscription hereof, our plan is to build a second bio-oil fermenting facility of like capacity on the East Coast of the United States.

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RISK FACTORS

Investment in our Common Class A Stock involves a high degree of risk. We expect to be exposed to some or all of the risks described below in our future operations. Any of the risk factors described below, as well as additional risks of which we are not currently aware, could affect our business operations and have a material adverse effect on our business, results of operations, financial condition, cash flow and prospects and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks that would compound the adverse effect of such risks on our business, results of operations, financial condition, cash flow and prospects.

Risks Related to Our Business

Our business is technology and “know how” driven and we depend on this to develop a strong brand, and if we are not able to create, maintain and enhance our brand, our ability to gain our base of customers will be impaired and our business and operating results will be harmed.

Our “know how” is available to us through the License Agreement with Lux Bio. There are risks associated with the application of the science as we endeavor to commercialize it through the establishment of our facilities. For example, the knowhow will be published in a manual, supplied by Lux Bio. There may be errors or oversights within the manual that need to be corrected as we move forward with use of the knowhow. Once our first facility is in place (assuming adequate funding), we believe that the brand identity that we hope to develop will significantly contribute to the success of our future business. We also believe that creating, maintaining and enhancing our ABOT-Inside brand will be critical to creating our base of customers. Creating and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain our brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Creating, maintaining and enhancing our brand will depend largely on our ability to become a leader in our industry and to continue to provide high quality products and services, which we may not do successfully. To date, we have engaged in no direct brand promotion activities. This enhances the risk that we may not successfully implement brand enhancement efforts in the future.

Our business is dependent upon our ability to attract and retain key personnel.

We are highly dependent on members of our Management. Competition for talented management and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality management team is critical to our business, results of operations, financial condition and cash flow. A downturn in the performance of our Management could adversely affect our ability to attract and retain other key personnel. Our failure to attract and retain key personnel, including bio oil technical experts, could have a negative impact on our ability to manage effectively and grow our business.

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If we fail to retain our initial customers, or add new ones, our revenue, financial results, and business may be significantly harmed.

The size of our customer base and sales volume of our products are critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active customers. There is no guarantee that we will be able to establish, grow and maintain our active customer base or sales levels over time (if at all). A decrease in customer retention, growth, or engagement may have a material and adverse impact on our revenue, business, financial condition, and results of operations. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if:

•	customers increasingly engage with competing products;

•	we fail to introduce new and improved products or if we introduce new products or services that are not favorably received;

•	we are unable to continue to develop products that achieve a high level of market acceptance;

•	there are changes in customer sentiment about the quality or usefulness of our products or concerns related to, safety, security, or other factors;

•	we are unable to manage and prioritize information to ensure customers are presented with product-related information that is useful and relevant to them;

•	there are adverse changes in our products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;

•	technical or other problems prevent us from delivering our products in a rapid and reliable manner;

•	we fail to provide adequate customer service to customers, or advertisers; or

•	If we are unable to maintain and increase our customer base, our revenue, financial results, and future growth potential may be adversely affected.

Our business and operations may experience rapid growth. If we fail to manage our growth, our business and operating results could be harmed and we may have to incur significant expenditures to address the additional operational and control requirements of this growth.

We may experience rapid growth in our sales and operations, which may place significant demands on our management, operational and financial infrastructure. If we do not manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. To manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures to address these issues, which could harm our financial position. The required improvements may include:

•	Enhancing our information and communication systems to attempt to optimize proper service to our customers.

•	Enhancing systems of internal controls to ensure timely and accurate reporting of all of our operations.

•	Documenting all of our information technology systems and our business processes for our ad systems and our billing systems.

•	Improving our information technology infrastructure.

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If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that any measures we implement will ensure that we achieve and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock (if such a public market is established).

Expansion into international markets may be important to our long-term success, and our inexperience in the operation of our business inside and outside the United States (“USA”) increases the risk that our international expansion efforts will not be successful.

We have no experience to date with operations inside and outside the USA. Expansion into international markets requires Management’s attention and resources. In addition, we face the following additional risks associated with our expansion outside the USA:

•	Challenges caused by distance, language and cultural differences.

•	Longer payment cycles in some countries.

•	Credit risk and higher levels of payment fraud.

•	Legal and regulatory restrictions.

•	Currency exchange rate fluctuations.

•	Foreign exchange controls that might prevent us from repatriating cash earned in countries outside the U.S.

•	Political and economic instability and export restrictions.

•	Potentially adverse tax consequences.

•	Higher costs associated with doing business internationally.

•	These risks could harm our international expansion efforts, which would in turn harm our business and operating results.

Our business may become competitive. Competition could present an ongoing threat to the success of our business.

There are no “direct” competitors, that we are aware of, producing bio- oil in fermenters or any other method. Our “competition” is the business of agriculture and the commodity (raw material) being used, for example - soybean oil, is too expensive to transform into an affordable biodiesel. Potential competitors could go to third world countries and attempt to use the cheap labor and raw materials to produce the bio-oil. As we introduce new products, as our existing products evolve, or as other companies introduce new products and services, we may become subject to direct competition (other entities getting into the bio-oil business).

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Some of our potential competitors may have significantly greater resources and better competitive positions in certain markets than we do. They may be more established and possess longer operating histories with significantly more financial resources. These factors may allow our potential competitors to respond more effectively than us to new or emerging technologies and changes in market requirements. They may develop products, features, or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. As a result, our potential competitors may acquire and engage customers at the expense of the growth or engagement of our customer base (if we are able to develop one), which may negatively affect our business and financial results.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

•	the usefulness, ease of use, performance, and reliability of our products compared to those of potential competitors;

•	the quality of our Management, bio-oil technical experts we hire, and marketing efforts;

•	the size and composition of our customer base;

•	growth in sales of our products;

•	the timing and market acceptance of products, including developments and enhancements to our or our potential competitors’ products;

•	our ability to monetize our products;

•	the frequency, size, and relative prominence of the advertising and other promotional content displayed by us or our potential competitors;

•	customer service and support efforts;

•	marketing and selling efforts;

•	our ability to establish and maintain interest in our brand;

•	changes mandated by legislation, regulatory authorities, or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on us;

•	acquisitions or consolidation within our industry, which may result in formidable competitors;

•	our ability to attract, retain, and motivate talented employees and management personnel;

•	our ability to manage and grow our operations cost-effectively; and

•	our reputation and brand strength relative to our potential competitors.

If we are not able to compete effectively over time, our customer base and level of customer engagement may decrease, which could make us less attractive to others and materially and adversely affect our revenue and results of operations.

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If we were to lose the services of our management team, we may not be able to execute our business strategy.

Even though our management team does not have direct bio-oil industry experience, we believe they have many strengths and attributes enhancing our operations and plans. Our future success depends in a large part upon the continued service of key members of our management team. All of our executive officers and key employees are, and will likely be, at-will employees, and we do not plan to maintain any key-person life insurance policies. The loss of any of our Management or key personnel could seriously harm our business. Our key management team members do not have non-compete agreements in place and are free to leave the Company and work for others. There are non-disclosure and confidentiality agreements in place with Management and will be for employees (as they are hired).

We have no operating history and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have no operating history. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

Interruption or failure of our production technology and/or product storage/delivery systems could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

Provision of our products and services will depend on the continuing operation of our production technology and storage/delivery systems. Any damage to or failure of our systems could result in interruptions in our operations. Interruptions in our operations could reduce our revenues and profits, and our brand could be damaged if people believe we are unreliable. Our operations are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Our offices and facilities are also subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our location(s) could result in lengthy interruptions in our operations.

We may experience operational failures in the future. Any unscheduled interruption in our operations will put a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent operational failures, our reputation and brand could be permanently harmed. The steps we will take to increase the reliability and redundancy of our operations may be expensive, may reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

If we are unable to create, maintain, train and build an effective sales and marketing infrastructure, we will not be able to commercialize and grow our brand successfully.

Initially, and as (if) we grow, we may not be able to secure sales personnel or organizations that are adequate in number or expertise to successfully market and sell our brand and products on a local, regional, national, North American or global scale. If we are unable to establish and expand our sales and marketing capability, train our sales force effectively or provide any other capabilities necessary to commercialize our brand in our intended markets, we will need to contract with third parties to market and sell our brand. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, we may not be able to garner and then increase our revenue, may generate increased expenses, and may not be profitable.

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Acquisitions could result in operating difficulties, dilution and other harmful consequences.

We do not have direct experience acquiring companies. We can expect to evaluate a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions. Any of these transactions could be material to our financial condition and results of operations. In addition, the process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures and is risky. The areas where we may face risks include:

•	the need to implement or remediate controls, procedures and policies appropriate for a larger public company at companies that prior to the acquisition lacked these controls, procedures and policies.

•	diversion of management time and focus from operating our business to acquisition integration challenges.

•	cultural challenges associated with integrating employees from the acquired company into our organization.

•	retaining employees from the businesses we acquire.

•	the need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management.

Foreign acquisitions (if any) involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Also, the anticipated benefit of many of our potential acquisitions may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

We could become subject to commercial disputes that could harm our business by distracting our Management from the operation of our business, by increasing our expenses and, if we do not prevail, by subjecting us to potential monetary damages and other remedies.

From time to time we could be engaged in disputes regarding our business transactions. These disputes could result in monetary damages or other remedies that could adversely impact our financial position or operations. Even if we prevail in these disputes, they may distract Management from operating our business and the cost of defending these disputes would reduce our operating results.

We have to keep up with rapid technological change to remain competitive in our rapidly evolving industry.

Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our operations to evolving industry standards and to improve the performance and reliability of our operations. Our failure to adapt to such changes would harm our business. New technologies and advertising media coverage could adversely affect us. In addition, the widespread adoption of new Internet, networking or telecommunications or other technological changes could require substantial expenditures to modify or adapt our operations, facilities or infrastructure.

Our business partially depends on increasing use of the Internet by potential customers searching for information regarding our products. If our Internet infrastructure is not established properly and is not maintained to support these activities, our business will be harmed.

Our success will partially depend on the continued growth and maintenance of an Internet infrastructure providing information to potential customers and our online “followers” (those who are interested in our Company and products but are not, or not as yet, actual customers). This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet contact and information to our followers, customers and potential customers. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users seeking information about us and our products continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of our promotional/informational efforts on the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as our ability to provide information about our operations and products.

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The concentration of our capital stock ownership with our Founders, Executive Officers and our Directors and our affiliates will limit your ability to influence corporate matters.

Our Common Class A Stock has one vote per share. No Common Class A Stock has been issued as of the effective date of this Offering Circular. Our Convertible Preferred Class A Stock has 10 votes per share. As of the date of this Offering Circular, 28,500,000 Convertible Preferred Class A Stock shares have been issued to Founders and Management. At 10 votes per share, our preferred stockholders have voting control of the Company and our common stockholders, as a group, will not be, nor have the prospect of becoming, controlling shareholders. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our Common Class A Stock could be adversely affected.

It may not be possible to renew or replace key commercial agreements on similar or better terms, or attract new customers.

If we fail to attract, renew or replace key commercial agreements on similar or better terms (such as our ability to purchase our product raw materials/ingredients), we could experience higher prices or a lack of customers needed to succeed. Such a reduction in our customer base could have a material adverse effect on our overall revenue and our ability to compete in our industry.

As part of our business plan, we intend to establish and grow our customer base by developing our geographic and product categorized approach, which will include emphasis on obtaining locally-sourced raw materials/ingredients for our products, and serving local customers (at least initially). We may not be able to execute our business plan successfully in promoting our brand to attract customers. We cannot assure you that we will be successful in implementing our business plan or that any product sales revenue to occur at all.

Negotiation and pricing of product sales contracts are subject to customer approval and those contracts may change in the future.

We may not be able to negotiate product sales contract that are favorable to us. Sales contracts will likely change in the future as our costs of doing business fluctuate. Our ability to negotiate favorable product sales contracts will be critical to the success of our operations and financial “bottom line.”

We will rely on skilled personnel and, if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees and management personnel is intense. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

We will have in place (what we believe will be) a rigorous, highly selective and time-consuming hiring process. As (and if) we grow, our hiring process may prevent us from hiring the personnel we need in a timely manner. In addition, as we (and if we) become a more mature company, we may find our recruiting efforts more challenging. The incentives to attract, retain and motivate employees provided by future arrangements, such as through cash bonuses, may not be as effective as we would desire. If we do not succeed in attracting excellent personnel or retaining or motivating existing personnel, we may be unable to grow effectively.

13

The markets in which we operate could become highly competitive, both within the USA and internationally, and increased competition could affect our ability to be profitable.

We will likely face competition from other companies in the USA, North America and worldwide (should we establish markets there). If alternative fuels and human-uses of bio-oil, such as our products, continue to grow in popularity and consumption, the resources of potential competitors will likely increase and they could commence bio-oil production. The increase in competition could have a material adverse effect on our revenues and our overall business, results of operations, financial condition and cash flow.

Our digital media strategy is unproven and may not generate the revenue we anticipate.

We will attempt to create and maintain contact with (potentially) a global follower/customer base through a number of digital and other media channels, including the Internet and social media. While we may attract a significant number of followers/customers to our digital media assets, including our website, the future revenue and income potential of business operations is uncertain. You should consider our business and prospects in light of the challenges, risks and difficulties we may encounter in this new and rapidly evolving market, including:

•	our ability to provide product information through our website and digital media strategy;

•	our ability to create a global follower/customer base, build our follower/customer base and increase engagement with our followers and customers through our website and digital media assets;

•	our ability to enhance the content/information offered through our website and digital media assets and increase our follower/customer base;

•	our ability to generate revenue from eventual product sales through interaction with our followers/customers through our website and digital media assets;

•	our ability to attract sponsors and advertisers, to retain such sponsors and advertisers and demonstrate that our website and digital media assets are working to deliver value to them;

•	our ability to identify and capitalize on new digital media business opportunities; and

•	our ability to compete with competitors for followers/customers' time and Internet focus.

In addition, as we attempt to establish our website and expand our digital and other media channels, including the Internet and social media, revenue from our business sectors may decrease, including our product sales revenue, due in part to digital media strategy or operational difficulties or failure. Failure to address these risks and difficulties could affect our overall business, financial condition, results of operations, cash flow, liquidity and profitability.

We could be negatively affected if we fail to protect follower account information.

We will collect and process personal data (including name, address, age, bank details and other personal data) from our followers, customers, suppliers, business contacts and employees as part of the operation of our business (including online promotion and advertising), and therefore we must comply with data protection and privacy laws in various countries and jurisdictions where our customers and others reside. Those laws impose certain requirements on us in respect of the collection, use and processing of personal information relating to our customers and others. In addition, we are exposed to the risk that the personal data we control could be wrongfully accessed and/or used, whether by employees, followers or other third parties, or otherwise lost or disclosed or processed in breach of data protection regulations. If we or any of the third party service providers on which we rely fail to process such personal data in a lawful or secure manner or if any theft or loss of personal follower data were to occur, we could face liability under data protection laws, including requirements to destroy customer information or notify the people to whom such information relates of any non-compliance as well as civil or criminal sanctions. This could also result in the loss of the goodwill of our followers/customers and deter new followers/customers. Each of these factors could harm our business reputation, our brand and have a material adverse effect on our business, results of operations, financial condition, cash flow and prospects.

14

Inability to renew our insurance policies could expose us to significant losses.

We plan to insure against Officer/Director liability for members of our management team (assuming available funding from the proceeds of this Offering). When any of our planned or existing insurance policies expire, it may not be possible to renew them on the same terms, or at all. In such circumstances, some of our businesses and/or assets may be uninsured. If any of these uninsured businesses or assets were to suffer damage, we could suffer a financial loss. An inability to renew insurance policies covering our management or other valuable assets could expose us to significant losses.

Our business is subject to a variety of USA and foreign laws, which could subject us to claims or other remedies based on the nature and content of the information displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services or promotion for activities of their users are currently unsettled both within the USA and abroad. Claims could be threatened and filed under both USA and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated for dissemination by us. If one of these complaints results in liability to us, it could be potentially costly, encourage similar lawsuits, distract management and harm our reputation and possibly our business. In addition, increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

We also face risks associated with international data protection. The interpretation and application of data protection laws in Europe and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which in turn could have a material effect on our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of alternative fuel products, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver content to our followers/customers, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws, state, Canadian provincial and other foreign jurisdictions could have an impact on our business (production, storage, sale and transmission/transport of our products). Compliance with these laws and regulations is complex and may impose significant additional costs on us.

We also face risks from legislation that could be passed in the future. Compliance with these laws and regulations is complex and may impose significant additional costs to us that may affect our ability to be profitable.

To the extent our revenues are paid in foreign currencies, and currency exchange rates become unfavorable, we may lose some of the economic value of the revenues in U.S. dollar terms.

As (if) we expand our international operations, more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavorably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavorable change would be diminished. This could have a negative impact on our reported operating results. Hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures, that we may implement to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations. Additionally, hedging programs expose us to risks that could adversely affect our operating results, including the following:

•	We have no experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

•	We may be unable to hedge currency risk for some transactions because of a high level of uncertainty or the inability to reasonably estimate our foreign exchange exposures.

•	We may be unable to acquire foreign exchange hedging instruments in some of the geographic areas where we do business, or, where these derivatives are available, we may not be able to acquire enough of them to offset our exposure.

15

We may be subject to regulatory investigations and settlements in the future, which could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

From time to time, we may receive inquiries from regulators regarding our compliance with laws and other matters. It is possible that a regulatory inquiry might result in changes to our policies or practices. Violation of existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations. In addition, it is possible that future orders issued by, or enforcement actions initiated by, regulatory authorities could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our plan is to trademark our brand, ABOT-Inside, and obtain copyright and/or patent protection for production formulas (if we decide these are needed).

Our trademarks, trade secrets, copyrights and all of our other intellectual property rights will be important assets for us. There are events that are outside of our control that could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

We also seek to maintain certain intellectual property as trade secrets. The secrecy could be compromised by third parties, or intentionally or accidentally by our employees, which would cause us to lose the competitive advantage resulting from these trade secrets.

We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

Companies in the alternative fuel industry own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination also could prevent us from offering our products and services to others and may require that we procure substitute products or services for these members.

With respect to any intellectual property rights claim, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

From time to time, we might receive notice letters from patent holders alleging that certain of our products and services infringe their patent rights. Some of these could result in litigation against us. Companies could also file trademark infringement and related claims against us over the display of ads in response to user queries that include trademark terms. The outcomes of these lawsuits could differ from jurisdiction to jurisdiction and negative outcomes could affect our operating results and potential profitability.

Defending lawsuits could take time and resources. Adverse results in these lawsuits may result in, or even compel, a change in internal controls or current practices could result in a loss of revenue for us, which could harm our business.

16

Our financial results will fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly financial results will fluctuate in the future. Additionally, as a start-up enterprise, we have no operating history, which makes it difficult to forecast our future results. You should take into account the risks and uncertainties frequently encountered by start-up companies in rapidly evolving markets. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•	our ability to maintain and grow our customer base;

•	our ability to attract and retain customers in a particular period;

•	seasonal fluctuations in spending by our customers;

•	the number of ads or promotion shown to potential and existing customers;

•	the pricing of our ads/promotions and products;

•	our ability to increase product sales revenue;

•	the diversification and growth of revenue sources beyond currently planned advertising/promotional efforts;

•	the development and introduction of new products or services by us or our competitors;

•	increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to be competitive;

•	our ability to have gross margins and operating margins;

•	our ability to obtain equipment and technology in a timely and cost-effective manner;

•	system failures or breaches of security or privacy;

•	adverse litigation judgments, settlements, or other litigation-related costs;

•	changes in the legislative or regulatory environment, including with respect to privacy (our website and digital media) and our products, or enforcement by government regulators, including fines, orders, or consent decrees;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies (if any);

•	fluctuations in the market values of any future potential portfolio investments and in interest rates;

•	changes in USA generally accepted accounting principles (“GAAP”); and

•	changes in business or macroeconomic conditions.

17

We expect our costs to grow quickly, which could harm our business and profitability.

If we secure adequate funding, providing our products to our customers will be costly and we expect our expenses to increase in the future as we plan to broaden our customer base, as followers/customers increase the number of connections and amount of data they share with us, as we develop and implement new product features that require more operational infrastructure, and as we hire additional employees. We expect our costs to increase each year due to these factors and we expect to continue to incur increasing costs, in particular for employees, digital media servers, product manufacturing, storage, and transport to customers, power, and data centers, to support our anticipated future growth. We expect to invest in our planned global infrastructure (if plans and financial resources allow) in order to provide our products rapidly and reliably to all customers wherever located, including in countries where we do not expect significant short-term monetization. Our expenses may be greater than we anticipate, and our procurements/investments to make our business and our technical infrastructure more efficient may not be successful. In addition, we may increase marketing, sales, and other operating expenses in order to grow and expand our operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

Our business is dependent on our ability to maintain and scale our technical infrastructure, and any significant disruption in our service could damage our reputation, result in a potential loss of customers, and adversely affect our financial results.

Our reputation and ability to attract, retain, and serve our customers is/will be dependent upon the reliable performance of our business operations and our underlying technical infrastructure (both for our digital media programs and product production and delivery systems). Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. It is possible that we may fail to scale and grow our technical infrastructure to accommodate our increased demands. In addition, our business is subject to interruptions, delays, or failures resulting from earthquakes, other natural disasters, terrorism, or other catastrophic events.

A substantial portion of our digital media network infrastructure may be provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to continuously reach out to our followers/customers and could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide.

Our digital media software will be highly technical, and if it contains undetected errors, our business could be adversely affected.

Digital media software is the computer programming running our digital media (“software,” such as our website). Our digital media software (and our product production process) incorporate software that is highly technical and complex. Our software may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Any errors, bugs, or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

We cannot assure you that we will effectively manage our growth.

Once operational (assuming adequate funding), our employee headcount and the scope and complexity of our business could increase significantly. We expect headcount growth to continue for the foreseeable future. The growth and expansion (if any) of our business and products will create significant challenges for our management, operational, and financial resources, including managing multiple relations with followers, customers, advertisers and other third parties. In the event of continued growth of our operations or in the number of our third-party relationships, our information technology systems or our internal controls and procedures may not be adequate to support our operations. In addition, key members of our management do not have significant experience managing a large global business operation, so our management may not be able to manage such growth effectively. To manage our intended growth, we must continually improve our operational, financial, and management processes and systems and to expand, train, and manage our employee base. As (and if) our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain our operations. This could negatively affect our business performance.

18

Over time, funds allowing, we plan to make acquisitions, which could require significant management attention, disrupt our business, result in dilution to our stockholders, and adversely affect our financial results.

As part of our business strategy, especially if we are able to fund the first part of our business plan including construction and operation of our 2 initial facilities in the USA, we intend to make acquisitions to add specialized employees, complementary companies, products, or technologies. Our ability, if applicable, to acquire and integrate larger or more complex companies, products, or technologies in a successful manner is unproven. In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our potential future acquisitions may not achieve our goals, and any future acquisitions we complete could be viewed negatively by users, media, advertisers, or investors. In addition, if we fail to successfully close or integrate any acquisitions, or integrate the products or technologies associated with such acquisitions into our company, our revenue and operating results could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired products, technology, or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, any of which could adversely affect our financial results. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations (if any; after operations commence) will be based on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our international business activities, including the laws of the United States and other jurisdictions, are subject to interpretation. The taxing authorities of the jurisdictions in which we plan to operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, or accounting principles. We are subject to regular review and audit by both U.S. federal and state and foreign tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

The enactment of legislation implementing changes in the USA taxation of domestic and/or international business activities or the adoption of other tax reform policies could materially affect our financial position and results of operations.

Certain changes to USA tax laws, if any, including limitations on the ability to defer USA taxation on earnings inside or outside of the USA (until the latter earnings are repatriated to the USA), could affect the tax treatment of our foreign earnings (if any), as well as cash and cash equivalent balances we may maintain in inside or outside of the USA. Due to the potential of expanding scale of our domestic and international business activities, any changes in the USA taxation of such activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

19

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, Severe Acute Respiratory Syndrome (SARS), Zika Virus or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in the USA or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza or SARS, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global economy in general. Our operations could also be severely disrupted if our suppliers, customers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

Risk Related To Our Possible Future Indebtedness

Our possible future indebtedness could adversely affect our financial health and competitive position.

We have no debt at this time. The possibility of increasing our operations, beyond that which may be established through subscriptions received in this Offering, may require our provision of debt financing. Our possible future indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of such indebtedness. It could also have negative effects on our business. For example, it could:

•	limit our ability to pay dividends if we choose to pay such dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a material portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund the hiring and retention of personnel, working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	affect our ability to compete for personnel; and

•	limit our ability to borrow additional funds.

Any of these above situations may affect our financial performance, limit cash flows and possibly limit our ability to be profitable.

To service our possible indebtedness, we may require cash, and our ability to generate cash is subject to many factors beyond our control.

Our ability to make payments on and to refinance our possible future indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to the performance and popularity of our first team as well as general economic, financial, competitive, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our future possible indebtedness on commercially reasonable terms or at all. Failure to refinance such indebtedness on terms we believe to be acceptable could have a material adverse effect on our business, financial condition, results of operations and cash flow.

20

Our possible future indebtedness may restrict our ability to pursue our business strategies.

Our possible future indebtedness may restrict our ability to pursue future business strategies such as:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our shares;

•	make investments;

•	sell assets, including capital stock of restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into sale and leaseback transactions;

•	enter into transactions with our affiliates (if any); and

•	incur liens.

Our ability to comply with any future covenants and restrictions may be affected by events beyond our control. If we breach any such covenants or restrictions, the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain that additional financing will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. We may need to raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our Common Class A Stock, and our existing stockholders may experience dilution.

Risks Related To Ownership Of Our Common Class A Stock

Risks regarding our securities being offered.

The offering price of the securities being offered herein has been arbitrarily determined by us and bears no relationship to any criteria of value; as such, investors should not consider the offering price or value to be an indication of the value of the shares being registered.

Currently, there is no public market for our stock. The offering price for the stock being registered in this Offering has been arbitrarily determined by us and is not based on assets, operations, book or other established criteria of value. Thus, prospective shareholders should be aware that the offering price does not reflect the market price or value of our common shares.

We may, in the future, issue additional shares of common stock, which would reduce investors' percent of ownership and may dilute our share value.

Our Amended and Restated Articles of Incorporation authorize the issuance of 1 billion shares of common stock. As of the date of this prospectus, the Company has not issued common stock. This Offering Circular offers 50,000,000 of our common shares. Once, and if, some of those common shares are issued, the future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

21

We are subject to compliance with securities law, which exposes us to potential liabilities, including potential rescission rights.

We may offer to sell our common stock to investors pursuant to certain exemptions from the registration requirements of the Securities Act of 1933, as well as those of various state securities laws. The basis for relying on such exemptions is factual; that is, the applicability of such exemptions depends upon our conduct and that of those persons contacting prospective investors and making the offering. We may not seek any legal opinion to the effect that any such offering would be exempt from registration under any federal or state law. Instead, we may elect to rely upon the operative facts as the basis for such exemption, including information provided by investor themselves.

If any such offering did not qualify for such exemption, an investor would have the right to rescind its purchase of the securities if it so desired. It is possible that if an investor should seek rescission, such investor would succeed. A similar situation prevails under state law in those states where the securities may be offered without registration in reliance on the partial preemption from the registration or qualification provisions of such state statutes under the National Securities Markets Improvement Act of 1996. If investors were successful in seeking rescission, we would face severe financial demands that could adversely affect our business and operations. Additionally, if we did not in fact qualify for the exemptions upon which it has relied, we may become subject to significant fines and penalties imposed by the SEC and state securities agencies.

Because of their significant share ownership, our preferred shareholders will be able to exert control over us and our significant corporate decisions.

Our Convertible Preferred Class A Stock shareholders control the voting power of our corporation by virtue of the number of preferred shares outstanding (28,500,000 shares) and the 10 votes-per-share status of preferred stock. As a result, our preferred shareholders, six (6) in number (as of the date of this Offering Circular), will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of Directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of our preferred shareholders might not coincide with the interests of the other shareholders. This concentration of ownership may harm the value of our Common Class A Stock, among other things:

•	delaying, deferring or preventing a change in control of our Company;

•	impeding a merger, consolidation, takeover or other business combination involving our Company; or

•	causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our Common Class A Stock less attractive to potential investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and, as such, we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). We cannot predict if potential investors will find our Common Class A Stock less attractive because we rely on these exemptions. If some potential investors find our Common Class A Stock less attractive as a result, there may be a less active trading market for our stock and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of this extended transition period.

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If Publicly Traded, Our Common Stock Would Be Subject to the "Penny Stock" Rules of the SEC and the Trading Market in Our Securities Would Be Limited, Which Could Make Transactions in Our Stock Cumbersome and Could Reduce the Value of an Investment in Our Stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us (if our common stock is publicly traded in the future), as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

-	that a broker or dealer approve a person's account for transactions in penny stocks; and

-	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

-	obtain financial information and investment experience objectives of the person; and

-	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

-	sets forth the basis on which the broker or dealer made the suitability determination; and

-	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This could make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Should our common stock be available for purchase and sale on the public secondary market again, it will be subject to these rules.

The obligations associated with being a public company require significant resources and management attention.

As a public company in the United States, we will incur legal, accounting and other expenses that we would not otherwise incur as a private company. We may be subject to the reporting requirements as established in “Regulation A+” of the SEC, or of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Sarbanes-Oxley Act, the listing requirements of the NASDAQ Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act, when applicable to a particular issuer, requires filing annual and current reports with respect to an issuer’s business, financial condition and results of operations. Regulation A+ provides for less frequent public reporting (per year) but requires audited financial statements for “Tier 2” entities (such as us). The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert Management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We intend to establish policies for our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we may implement may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

For as long as we are an "emerging growth company" under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our first SEC registered offering. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

Provisions in Wyoming State Law regarding possible anti-takeover concerns may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our Common Stock and prevent attempts by our shareholders to replace or remove our current management.

There are provisions in Wyoming law thought to enhance anti-takeover concerns. Please see page 55 of this Offering Circular for the text of the applicable statute regarding the “business judgment” discretion of management and how that may impact a take-over attempt.

In addition, our Amended and Restated Articles of Incorporation (“Articles”) and Bylaws do not provide for cumulative voting for Directors. Each convertible preferred stock share is entitled to 10 votes. Common shares have one vote per share. There are 100 million preferred shares and 1 billion common shares authorized by our Articles. Accordingly, there are 1 billion authorized votes of preferred shareholders and 1 billion common share votes, providing for potential voting control of the Company (depending on the number of both classes of stock issued and outstanding at any particular point in time) for some time to come.

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The market price of our Common Class A Stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price of this offering.

If you purchase shares of our Common Class A Stock in this offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial stock offering price of our stock, or the market price following this Regulation A+ offering, will equal or exceed prices in privately negotiated transactions of our shares that may occur from time to time prior to our initial public offering (if any). The market price of our Common Class A Stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	hiring of key personnel;

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	additional shares of our Common Class A Stock being sold into the market by us or the existing stockholders or the anticipation of such sales;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	announcements by us or estimates by third parties of actual or anticipated changes in the size of our customer base or the level of follower/customer online engagement;

•	changes in operating performance and stock market valuations of technology companies in our industry, including competitors;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology and media companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We do not currently intend to pay dividends on our Common Class A Stock, and, consequently, your ability to achieve a return on an investment will depend on appreciation in the price of our securities, if any.

We do not currently intend to pay any cash dividends on our Common Class A Stock for the foreseeable future. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including our revenue, financial condition and capital requirements, business conditions, corporate law requirements and other factors.

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Other Risk Factors of Note

In making your investment decision, you should not rely on information in public media that is published by third parties. You should rely only on statements made in this Offering Circular in determining whether to purchase our shares.

You should carefully evaluate all of the information in this Offering Circular. We may receive media coverage, including coverage that is not directly attributable to statements made by our Officers and employees, that incorrectly reports on statements made by our Officers or employees, or that is misleading as a result of omitting information provided by us, our Officers, or employees. You should rely only on the information contained in this Offering Circular in determining whether to purchase our shares of our securities.

We have broad discretion in the use of the net proceeds from this Regulation A+ and may not use them effectively.

Our Management will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our Management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price could decline.

The trading (“secondary”) market for our Common Class A Stock, if any, will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, our Common Class A, Stock price would likely decline.

We are dependent on the sale of our securities to fund our operations.

We are dependent on the sale of our securities to fund our operations, and will remain so until, and if, we generate sufficient revenues to pay for our operating costs. Our Officers and Directors have made no written commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees. There can be no guarantee that we will be able to successfully sell our equity securities. Such liquidity and solvency problems may force the Company to cease operations if additional financing is not available. No known alternative resources of funds are agreed upon in the event we do not generate sufficient funds from operations.

The Company may not be able to attain profitability without additional funding, which may be unavailable.

The Company has limited capital resources. Unless we begin to generate sufficient revenues to finance operations as a going concern, the Company may experience liquidity and solvency problems. Such liquidity and solvency problems may force the Company to cease operations if additional financing is not available. No known alternative resources of funds are available in the event we do not generate sufficient funds from operations.

Our operations may be subject to various environmental laws and legislation that may become more stringent in the future.

Our operations and properties may be subject to a wide variety of increasingly complex and stringent federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees.

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Development, construction and installation of new projects and expansions may not commence as anticipated, or at all.

Development, construction and installation of our fermenters and facilities involves many risks including:

-	difficulties in identifying, obtaining and permitting suitable sites for new projects;
-	the inaccuracy of our assumptions with respect to the cost of and schedule for completing construction;
-	difficulty, delays or inability to obtain financing for a project on acceptable terms;
-	delays in deliveries of, or increases in the prices of, equipment sourced from other countries;
-	the unavailability of sufficient quantities of product raw materials or other fuels for startup;
-	permitting and other regulatory issues, license revocation and changes in legal requirements;
-	labor disputes and work stoppages;
-	unforeseen engineering and environmental problems;
-	interruption of existing operations;
-	unanticipated cost overruns or delays; and
-	weather interferences and catastrophic events including fires, explosions, earthquakes, droughts, pandemics and acts of terrorism.

In addition, new facilities will have no operating history and may employ recently developed technology and equipment. A new facility may be unable to fund principal and interest payments under its debt service obligations or may operate at a loss. In certain situations, if a facility fails to achieve commercial operation, at certain levels or at all, termination rights in the agreements governing the facilities financing may be triggered, rendering all of the facility's debt immediately due and payable. As a result, the facility may be rendered insolvent and we may lose our interest in the facility.

Construction activities may cost more and take longer than we estimate.

The design and construction of new projects or expansions requires us to contract for services from engineering and construction firms, and make substantial purchases of equipment such as fermenters, turbine generators and other components that require large quantities of steel or other materials to fabricate. These are complex projects that include many factors and conditions which may adversely affect our ability to successfully compete for new projects, or construct and complete such projects on time and within budget.

Dislocations in credit and capital markets and increased capital constraints on banks may make it more difficult for us to borrow money or raise capital needed to finance the construction of new projects, expand existing projects, acquire certain businesses and refinance our existing debt.

Our business is capital intensive, and we seek to finance a significant portion of our planned assets, as well as our investments in new assets, with proceeds sought in this Offering.

Risks Relating to Our Business.

The Company may not be able to effectively control the timing and costs relating to the acquisition and maintenance of properties and facilities, which may adversely affect the Company's operating results and the its ability to make a return on its investment or disbursements of dividends or interest to our shareholders.

Some facilities to be acquired and all facilities to be developed by the Company will require some level of maintenance and construction immediately upon their acquisition or in the future in order to create efficient operations. Consequently, the Company will routinely retain independent contractors and trade professionals to perform physical repair, maintenance and construction work, and the Company will be exposed to all of the risks inherent in property and facility maintenance, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the time of receiving necessary work permits, certificates of occupancy and poor workmanship. If the Company's assumptions regarding the costs or timing of renovation across our future properties prove to be materially inaccurate, the Company's operating results and ability to make distributions to our Shareholders may be adversely affected.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to our shareholders.

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Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to you.

The energy and bio-oil industry in general is highly competitive, and if we cannot successfully compete in the marketplace, our business, financial condition and operating results may be materially adversely affected. Demand for our products and services will be vulnerable to economic downturns and industry conditions. Demand for our products and services has been, and we expect that demand will continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic and industry conditions. These factors include, but are not limited to: the cyclical nature of our industry, inflation, geopolitical issues, the availability and cost of credit, volatile oil and natural gas prices, low business and consumer confidence, high unemployment and energy conservation measures.

-	prices for electricity, along with the cost of production and distribution;
-	prices for natural resources such as coal and natural gas;
-	demand for electricity and other end products of steam-generating facilities;
-	availability of other sources of electricity or other end products;
-	requirements of environmental legislation and regulations, including potential requirements applicable to carbon dioxide emissions;
-	impact of potential regional, state, national and/or global requirements to significantly limit or reduce greenhouse gas emissions in the future;
-	level of capacity utilization and associated operations and maintenance expenditures of power generating companies and other steam-using facilities;
-	requirements for maintenance and upkeep at operating power plants and other steam-using facilities to combat the accumulated effects of wear and tear;
-	ability of electric generating companies and other steam users to raise capital; and
-	relative prices of fuels used in boilers, compared to prices for fuels used in gas turbines and other alternative forms of generation.

We are subject to risks associated with contractual pricing in our industry, including the risk that, if our actual costs exceed the costs we estimate on our fixed-price contracts, our profitability will decline, and we may suffer losses.

We plan to price our products on a cost-plus-profit basis. Our actual costs could exceed our projections. We may attempt to cover the increased costs of anticipated changes in labor, material and service costs of long-term contracts, either through estimates of cost increases, which are reflected in the original contract price, or through price escalation clauses. Despite these possible attempts, however, the cost and gross profit we actually realize on a fixed-price contract could vary materially from the estimated amounts because of supplier, contractor and subcontractor performance, changes in job conditions, variations in labor and equipment productivity and increases in the cost of labor and raw materials, particularly steel, over the term of the contract. These variations and the risks generally inherent in our industry may result in actual revenues or costs being different from those we originally estimated and may result in reduced profitability or losses on projects.

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If we fail to implement our business strategy, our financial performance and our growth could be materially and adversely affected.

Compliance with existing or future regulations and/or enforcement of such regulations may restrict or change our operations, increase our operating costs or require us to make additional capital expenditures.

We expect that a substantial portion of the demand for our products and services will be from biodiesel refinery customers and manufacturers of other bio-oil products for human use. The demand for our products and services can be influenced by governmental legislation setting requirements for utility related operations, emissions and environmental impacts. The legislative process is unpredictable and includes a platform that continuously seeks to increase the restrictions on power producers. Potential legislation limiting emissions from power plants and energy product facilities, including carbon dioxide, could affect our markets and the demand for our products and services related to power generation. We cannot predict all of the environmental requirements or circumstances that will exist in the future but anticipate that environmental control and protection standards will become increasingly stringent and costly.

Our operations are initially concentrated in one region and expose us to regional economic or market fluctuations.

Our revenues, earnings and cash flows will fluctuate based on changes in commodity prices for energy products, in particular, alternative fuel products. Certain number of our competitors in these markets are vertically-integrated companies, which includes plants and facilities already in profitable operation and thus have the ability to control supplies of bio-fuel raw materials which may restrict our ability to offer our products at attractive prices. If a long-term contract expires and is not renewed or extended by a customer, our percentage of contracted processing capacity will decrease.

Contracts to provide new services or services through new or different methods involves significant risks, which could have an adverse effect on our cash flows and results of operations.

As we enter into contracts to provide new products or services through new or different methods we may face additional operating risks. These may include:

-	performance by multiple contractors critical to our ability to perform under our new customer agreements;
-	logistics associated with the production and transportation of our products with which we have limited experience;
-	reliance on possible joint venture parties or technology providers with whom we have limited experience; and
-	risks associated with providing new materials for our fermentation process.

Risk of Lower Fuel and Energy Costs; Regulatory Development.

Lower fuel and energy costs could negatively affect the company’s revenue. The company believes that the cost of fuel will not come down enough in the near future to affect the sales of our products, but this is not a certainty. Emission standards are highly regulated in the United States, especially in California, and in various parts of the world and continue to change throughout the world. While the current regulatory environment favors the company’s growth strategy, it is a possibility that future legislation could change and dampen the company’s expected growth. The company does believe that emissions reduction will remain important in the marketplace and we believe our products are well positioned for this trend; however, there is no guarantee that our products will gain wide market acceptance as competition grows.

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If We Become Subject to Additional Laws or Regulations Related to Our Products, We May Not Be Able to Continue Our Operations.

We are or may be subject to numerous federal, state, local and foreign laws and regulations governing our planned operations, including the handling, transportation and disposal of our products and our non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water and groundwater. Failure to comply with such laws and regulations could result in costs for corrective action, penalties or the imposition of other liabilities. Changes in environmental laws or the interpretation thereof or the development of new facts could also cause us to incur additional capital and operation expenditures to maintain compliance with environmental laws and regulations. We also may be subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment without regard to fault or knowledge about the condition or action causing the liability. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties. The presence of contamination from such substances or wastes could also adversely affect our ability to utilize our leased properties. Compliance with environmental laws and regulations has not had a material effect upon our earnings or financial position; however, if we violate any environmental obligation, it could have a material adverse effect on our business or financial performance. There are no assurances that the company will not encounter problems with government agencies regarding the approval of our products. Such problems may cause the company to delay, suspend or terminate our marketing abilities. Even if successfully approved, there are no assurances that any such products will receive regulatory clearance for marketing in the United States or in other countries.

Our revenue and net income may be materially and adversely affected by any economic slowdown in the USA as well as globally.

The success of our business ultimately depends on consumer spending (purchase of our customer’s products). At first, we may derive substantially all of our revenue from the USA. As a result, our revenue and net income are impacted to a significant extent by economic conditions in the USA and globally, as well as economic conditions specific to commerce in our industry. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

The USA government has in recent years implemented a number of measures to control the rate of economic growth, including by changing interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to adjust credit and liquidity. Any continuing or worsening slowdown could significantly reduce domestic commerce in the USA, including through the Internet generally and within our company. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in the USA or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

An increase in the relative size of salaries or transfer costs could adversely affect our business.

Our success depends on our ability to attract and retain the highest quality Management and employees. As a result, we may be obliged to pay salaries generally comparable to our potential competitors worldwide and in the USA. Any increase in salaries may adversely affect our business, results of operations, financial condition and cash flow.

Other factors that affect Management and employee compensation, such as changes in personal tax rates, changes to the treatment of income or other changes to taxation in the USA and the relative strength of U.S. Dollars, may make it more difficult to attract top company personnel from locations worldwide or require us to pay higher salaries to compensate for higher taxes or less favorable exchange rates. In addition, if our revenue falls and salaries remain stable (for example as a result of fixed management or staff salaries over a long period) or increase, our results of operations would be materially adversely affected.

Item 4. DILUTION

Common Class A Stock is offered in this Regulation A+ offering. There have been no Common Class A Stock shares (“common shares”) issued prior to this offering by the Company. However, 28,500,000 shares of Convertible Preferred Stock Class A shares (“preferred shares”) have been issued to founders at a price of $0.001 per share (the par value per share authorized by the Board of Directors for these sales). Preferred shares are convertible into common shares on a one-to-one basis. The common shares will be sold at $0.50 per share in this offering. Therefore, subscribers in this offering will pay 500 times more per share than founders who purchased preferred shares.

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Item 5. PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

We plan to offer our securities directly to prospective shareholders. We do not have an underwriter. If all the Common Class A Stock shares offered hereby are not sold, there are no arrangements to return funds to subscribers.

Item 6. ESTIMATED USE OF PROCEEDS TO ISSUER

Assuming full subscription of the offering, our main categories of uses are as follows:

Entry into our License Agreement with Bio Lux allows us to utilize the “know how” to operate our business. The use of proceeds entails opening up two large facilities in the United States, one in the State of Colorado and a second one in the east coast – the Carolinas or Georgia. Each facility will include a 3-million-gallon oil production facility and a 1-million-gallon transformation facility (oil to biodiesel). Each facility will cost about $10 million; leaving approximately $4 million for general operations and commercialization of the product. The cost of the facilities includes tenant improvements if we are leasing. If advantageous, we may purchase a building and other structures (instead of leasing).

Funds allowing, we plan to commence the process of purchasing crushers for the price of $500,000 (each) so that we can press the seeds from canola, sunflower, castor bean, safflower and many others to produce oil so that we can either transform it into biodiesel, table oil or medical oil to be sold to pharmaceutical companies. We believe this will allow the company a rapid entry to the markets. It will also allow us to experiment with our technology to produce oil in fermenters from a homogeneous carbon biodegradable molecule source. This was agreed upon by our Management with the foresight of attempting to generate revenues more quickly.

A homogeneous carbon biodegradable molecule is a biological degradable molecule of the same kind or specie of plant. When making oil in fermenters to be transformed into biodiesel, any type or specie of biodegradable can be used if it creates a high yield of lipids. When using a medicinal plant based on its biodegradable carbon molecule from a plant specie, we may then have a lipid or oil that has medicinal properties.

We will pay our Officers and Directors from proceeds of the Offering. We anticipate obtaining Directors and Officers liability insurance. If we raise less than the full subscription amount of $25 million, we will consider joint venture arrangements to provide construction and operation costs of the two large facilities mentioned above; thereby sharing costs and ownership.

If we are unable to raise sufficient funds to open manufacturing facilities but have enough to create a smaller (micro) facility in the State of Colorado we will do so. Our intent is to replicate the facility Lux Bio is established in Canada thereby creating our window of technology in the State of Colorado. If we do not raise enough funding for one micro facility, we will use the money raised to promote awareness to our business model to a larger audience in order to attract their attention to our technology using the existing Lux Bio facility in Canada. If the sums of money raised and available are significant enough to be used as a down payment, we will attempt to borrow the balance from lending institutions and/or Government agency in order to put in place a micro facility. With approval of Lux Bio, we could also attempt to bring in a partner or partners to help us utilize the licensed know how.

Although the Lux Bio facility in Canada is not as yet operational, the licensed R&D will allow us to determine whether or not when using a homogeneous carbon biodegradable molecule of a specie of plant will it give us a lipid or fat that can be used for a medicinal target.

This Use of Proceeds is subject to change in the reasonable business judgment and discretion of our Management.

Item 7. DESCRIPTION OF BUSINESS

Our Company

We are a new Wyoming corporation. Our company is named Advanced Bio-Oil Technologies Ltd. (“ABOT”). We incorporated as Advanced Fuel Technologies Ltd. and changed our name in March of 2018. Our Form 1-U stated the following:

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Name Change:

Effective March 27, 2018 - The name of the corporation is changed from Advanced Fuel Technologies Ltd. to Advanced Bio-Oil Technologies Ltd.

Change in the Number of Shares of Authorized Capital Stock and Common Stock Class A:

The total number of shares of capital stock authorized for issuance is changed from 260,000,000 (two hundred sixty million) shares to 1,100,000,000 (one billion one hundred million) shares.

The number of authorized shares of Common Stock Class A is changed from 160,000,000 (one hundred sixty million) shares to 1,000,000,000 (one billion) shares.

Our corporate name change came about because of the technical knowhow available to us through our License Agreement and raison d’etre. We are not just a fuel company but rather a bio-oil company who has set our sights on bio-oil production for various industries. Funds allowing, we can provide bio-oil for the fuel industry, for the food industry and pharmaceutical industry.

We are located, initially, in our Metropolitan Denver, Colorado, USA office location. We have a License Agreement in place with a Canadian bio-oil producer (Lux Bio) that plans to construct 2 more small facilities in Canada. Proceeds from this Offering allowing, we wish to duplicate the Canadian facilities at a larger scale in Colorado and continue to expand on the east coast in the USA and North America. The License Agreement provides us with the technical “know how” to operate our business.

We also plan to joint-venture the construction, operation and, in some cases, ownership of bio-oil fermentation facilities.

We may acquire, and/or construct and operate biodiesel facilities; but this is the 3rd and last prong of our planned operations and is dependent on the success of this Offering and how the first 2 prongs of our business plan are progressing.

We have no operating experience or history as of yet. We have limited assets and will need to at least partially subscribe this offering (and/or arrange other financial resources) to fund our planned activities, or a portion thereof. We believe we have identified a large potential global market for our product, but plan to focus our marketing activities primarily in North America (with the exception of CBD products).

Description of our Planned Product and Fermenter

ABOT-Inside is commonly thought of as a “lipid.” Funds allowing, fermenters will be manufactured, installed and utilized to ferment our lipid production (the process of producing our bio-oil). Lipids are a group of naturally occurring molecules that include fats, waxes, sterols, fat-soluble vitamins (such as vitamins A, D, E, and K), monoglycerides, diglycerides, triglycerides, phospholipids, and others. We anticipate our initial fermenting facility will have twelve (12) fermenters, each with a capacity of 15,850 gallons (60,000 liters).

The raw materials for our bio-oil are carbon biodegradable molecules. We plan to obtain the raw materials from residue from the transformation of oil into biodiesel and from any agricultural byproduct that will be tested for carbon biodegradable molecules. It’s all a question of how many carbon molecules are available in the product that will have to be tested one by one. Our fermentation process is “green technology” and “eco-friendly” because the bio-oil is biodegradable. In addition, the refining facilities that transform bio-oil into biodiesel (our customer base) have a residue called glycerol and we transform their residue into bio-oil again.

Our plan involves use of glycerol, which is a waste residue from the transformation of bio-oil into biodiesel but anything that contains carbon biodegradable molecules will do. For example, one will find many carbon biodegradable molecules in carrot and potato waste. Everything on this planet has carbon biodegradable molecules incorporated in its formation.

For our initial facility planned for Colorado, we anticipate a raw material cost of approximately $140.00/ton

(including the cost of transport to our facility).

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Our anticipated production cost for our first planned facility, including manufacturing, of a gallon and liter of bio-oil (through the process of getting it into a barrel or other container ready for sale/delivery or pick-up, is $1.90 per gallon or $ 0.50 per liter. The costs and prices mentioned herein are projected (speculative) and subject to change as market conditions are acknowledged at appropriate times.

Our testing and research and development to date have been under of the auspices of Lux Biologics Limited (“Lux Bio”); a Canadian company we plan to acquire using proceeds from this Offering. Lux Bio owns a 1320-gallon-capacity fermenter that gave us the pre-industrial production fermentation results. A summary of fermentation results is contained in the following graph:

Fermentation time (h)	Biomass concentration g/L	Lipid	concentration g/L	Lipid % (w/w)
0	0.09	0		0
12	0.94	0		0
24	2.63	0.98		37.33
30	4.78	1.6		33.47
36	7.72	1.76		22.8
42	10.1	2.88		28.51
48	10.86	2.14		19.71
54	12.14	2.7		22.24
60	10.68	8.1		75.84
66	12.8	8.86		69.22
72	11.38	7.66		67.31
78	12.3	9.04		73.5
84	14.58	10.52		72.15
90	12.26	8.98		73.25
96	12.86	9.5		73.87

Note: The data shows the production of lipids every 60 hours – this is when the maximum amount of lipids is produced.

Regarding facilities that we develop with use of funding from this Offering (if any or in sufficient quantity), we plan to manufacture fermenters to our specifications using stainless steel and electrical components heated by biodiesel.

Our Business Model

Fuel

The main feature of our plan is to manufacture, sell and deliver bio-oil. Our product’s trade name is ABOT-Inside. Information regarding the Company and our planned operations are contained within our website: www.ABOT-Inside.com. ABOT-Inside is not a “direct-to-fuel consumer” product; it cannot be used directly into a vehicle without it being transformed first into a biodiesel by a refiner. Initially, we plan to locate our first fermentation facility near Denver, Colorado; seeking to sell ABOT-Inside to local biodiesel refineries. We will develop and establish more fermentation facilities as funds may allow. After fermentation is complete, we will likely store ABOT-Inside in portable tanks.

Delivery of ABOT-Inside, once fully processed by us, will be either by truck or rail. Funds allowing, we will purchase delivery trucks to haul the portable tanks. Otherwise, we will sub-contract delivery.

We plan to establish and operate multiple fermentation facilities. If funds and favorable negotiations are in place, we also plan to acquire fermentation facilities. We may enter into joint venture relationships as a means to have more bio-oil facilities in production.

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ABOT-Inside pricing will be on a cost-plus-profit basis, as determined from time to time by our Management and as applied to the conditions of the local or regional market for our products and services. Our cost will depend largely on the expenses involved in our overhead, operating and maintaining our facilities and the cost of obtaining raw materials for our bio-oil. We plan to institute an ongoing study and lab testing to assist us in our acquisition of bio-oil raw materials.

Assuming we have multiple facilities in operation, and assuming space is available per facility, we plan to increase capacity of every facility every year by approximately 790,000 gallons. We plan to introduce our technology to the United States Navy for use on its aircraft carriers. We don’t know if this possible contact will result in a business relationship.

Biodegradable/Bio-based Lubricants and Greases

The use of vegetable oils and animal fats for lubrication purposes has been practiced for many years. With the discovery of petroleum and the availability of other inexpensive oils, alternatives became unattractive and were left by the wayside.

Attention was refocused on vegetable oils during wartime and oil shortage situations. For example, during World War I and World War II, the use of vegetable oils for fuel, lubricants, greases and energy transfer increased rapidly. Also, the oil embargo of 1973 brought needed attention to alternatives for petroleum oils.

Over the past two decades, a renewed interest in vegetable oil-based lubricants has occurred as environmental interest has increased. In Europe during the 1980s, various mandates and regulations were placed on petroleum products necessitating the use of biodegradable lubricants. During the 1990s, many American companies began developing biodegradable products.

A prime example is when the Mobil corporation introduced its Environmental Awareness Lubricants (EAL) line of hydraulic fluids prior to 2009. The Lubrizol Corporation also developed considerable quantities of additives and sunflower oil-based lubricants. However, the lack of regulatory mandates in the United States, as well as the availability of post-Desert Storm low-cost oil, made biodegradable oils too expensive to compete.

Pharmaceutical Industry

Our plan is to manufacture crude bio-oil in fermenters and provide “feed stock” bio-oil to biodiesel companies and other users of bio-oil. That same technology can be used to ferment the carbon molecule linked to specific plants to create a new generation of oils that stem from the reaction of the yeast or enzymes with the stock carbon molecules from the particular plant specie. ABOT plans, assuming available funding, to acquire presses to extract oils from plants and seeds and will have oils that will be destined for the table, the mechanical industry or health medical space.

Bio-oil uses are numerous; here some of the major uses:

1.The use of bio-oils or essential oils on skin stretch marks have been used since the days of the Pharaohs.

2. If a skin breakout has left you with dark acne scars, try bio-oil to fade them.

3. Despite our best efforts, we all get a sunburn every once in a while. To prevent peeling and soothe burned skin, try bio-oil.

4. Treat extra dry skin after a tattoo removal. Use bio-oil on the affected area.

5. Treat and prevent flaking by applying bio-oil to your ear lobes after too much sun.

6. Apply bio-oil to soothe burned skin.

7. If you suffer with dry, cracked elbows, rub on bio-oil to make them soft and moisturized.

8. Apply bio-oil to an over-treated pimple to soften and heal the spot.

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9. Rub bio-oil into dry and cracked heels to get smooth sandal-friendly feet.

10. Apply bio-oil to a dried-out cold sore to soothe and repair skin.

11. Massage bio-oil vigorously after getting a mole or suspicious lump removed to help prevent scarring.

12. Peeling cuticles? If your nails are looking less than perfect, try bio-oil to moisturize and protect your hands.

13. As summer approaches, we all want smooth legs for our short-shorts. Bio-oil helps moisturize legs to prevent peeling and gives them a silky sheen.

14. Scratchy scalp? A drop of bio-oil can help reduce itching and flaking.

15. The winter months can suck the moisture out of your skin. Bio-oil helps flakiness disappear.

16. Use bio-oil as your night cream to help promote even skin tone and fight dryness.

17. Tame pesky fly-aways with bio-oil, a great option for use as a hair serum.

18. Say so long to tired eyes. Apply bio-oil under your eyes to help reduce dark circles.

19. Add a few drops of bio-oil to your bath, for a luxurious bath experience. It will leave your skin feeling soft and nourished

20. Everyone loves a massage. Relax and treat your skin at the same time. Opt for bio-oil as your massage oil.

21. Mix bio-oil with your favorite moisturizer and apply to skin immediately following your shower. Another great way to help improve skin elasticity.

22. Apply before stepping into your shower to seal in a spray tan.

23. Mix a drop of bio-oil with your favorite skin-bronzer for a sexy sheen look.

24. Rub a tiny tab of bio-oil over your lips to soften your pout.

25. Bio-oil has a beautiful light powdery scent that can be worn alone a fragrance.

26. Prevent sunless tanning mishaps by applying bio-oil to your knees and elbows to prevent streaking.

27. Apply bio-oil as a pre-shave treatment (men and women) and for a softer shave.

28. Use bio-oil to clean makeup brushes.

29. Rub bio-oil into skin to help reduce the appearance of cellulite.

30. Apply bio-oil to your nail beds to promote healthy nails.

31. Apply bio-oil to your hair before taking a dip to protect hair from chlorine while swimming.

32. Apply bio-oil post-peel to stop flaking.

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33. Mix your favorite powder eye shadow or blush with a little bio-oil before applying for a sexy sheen.

34. Dab a little bio-oil onto pulse points during a stressful day to stay calm and Zen.

35. Soothe freshly plucked brows by applying bio-oil.

36. Try a dab of bio-oil to calm irritated skin due to costume jewelry.

37. Biodegradable/bio-oil based lubricants and greases.

The use of vegetable oils and animal fats for lubrication purposes has been practiced for many years. With the discovery of petroleum and the availability of other inexpensive oils, alternatives became unattractive and were left by the wayside.

Attention was refocused on vegetable oils during wartime and oil shortage situations. For example, during World War I and World War II, the use of vegetable oils for fuel, lubricants, greases and energy transfer increased rapidly. Also, the oil embargo of 1973 brought needed attention to alternatives for petroleum oils.

Over the past two decades, a renewed interest in vegetable oil-based lubricants has occurred as environmental interest has increased. In Europe during the 1980s, various mandates and regulations were placed on petroleum products necessitating the use of biodegradable lubricants. During the 1990s, many American companies began developing biodegradable products.

A prime example is when the Mobil corporation introduced its Environmental Awareness Lubricants (EAL) line of hydraulic fluids prior to 2009. The Lubrizol Corporation also developed considerable quantities of additives and sunflower oil-based lubricants. However, the lack of regulatory mandates in the United States, as well as the availability of post-Desert Storm lower-cost oil, made biodegradable oils too expensive to compete (at that time).

3.8 Use of Castor Bean Bio-Oil

Castor oil makes a wonderful lubricant for scissors.

Castor oil works great to remove tiredness from around your eyes.

If you tend to have dry scalp or dandruff, you can rub a little castor oil into your scalp and massage it in to alleviate the flakes and itchiness.

Massaging castor oil into achy joints will give you a bit of relief from the pain of arthritis.

While you should use caution anytime you actually ingest castor oil (because it works so well as a laxative), mixing just a teaspoon into orange or cranberry juice each morning will keep your bowels working regularly.

You can apply castor oil directly to your skin if you want a more youthful glow.

Antimicrobial - Researchers in Iran found www.doiserbia.nb.rs/img/doi/0354-4664/2010/0354-46641003633G.pdf that castor oil also has the ability to counteract “pathogenic microorganisms” that could potentially infect wounds on the skin.

Antifungal - At least one study www.drericz.com/antifungal-essential-oils has shown that castor oil packs in antifungal properties and is useful in combating the wood-decaying fungus known as white-rot, making it one of the best natural remedies against fungal infections. It is also added to antifungal drugs such as Miconazole, used to treat athlete’s foot, ringworm, jock itch, etc.

Castor seed oil, from the castor bean plant or castor plant, has long been used as a lubricant and food preservative. The popularity of oil for engine use has faded. Though it allows for aircraft and motor vehicle engines to run cool, it has a tendency to gum up in car engines, necessitating more frequent oil changes.

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Funds permitting, fermenters will be manufactured, installed and utilized to ferment our lipid production (the process of producing our bio-oil). Lipids are a group of naturally occurring molecules that include fats, waxes, sterols, fat-soluble vitamins (such as vitamins A, D, E, and K), monoglycerides, diglycerides, triglycerides, phospholipids, and others. Funds allowing, we anticipate our initial fermenting facility in the United States will have twelve (12) fermenters, each with a capacity of approximately 66,043 gallons. The raw materials for our bio-oil are carbon biodegradable molecules. We plan to obtain the raw materials from residue from the transformation of oil into biodiesel and other bio-oil products and from any agricultural byproduct that will be tested for carbon biodegradable molecules.

Our goal and intention is to raise money hereby to be utilized for operating capital and to build at least one bio-oil fermenting facility in the State of Colorado in the United States with a minimum annual capacity of 792,516 gallons (approximately 3 million liters) for distribution anywhere we are able to establish customer orders; primarily in North America. Upon full subscription hereof, our plan is to build a second bio-oil fermenting facility of like capacity on the East Coast of the United States.

Food Industry

A variety of table oils are pressed from various plant seeds. Providing a list of these bio-oils would be too long and cumbersome. If the price of table oil is more expensive than fuel or pharmaceuticals products, then ABOT will sell table oil to generate revenues. The market price of our pressed bio-oil will determine our product selection.

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Joint Venturing

Our second planned business is setting up joint ventures in the physical facilities (for lipid production) and getting paid for the transfer of the technology. This will not be franchising. If we are unable to raise the entire $25 million sought in this offering, we will seek joint venture relationships for the two large facilities (cost – approximately $10 million a piece) to share construction and operation costs and ownership. If we are able to construct and operate both facilities through use of our own funds, then we will seek joint venture relationships with a plan toward building and operating more facilities. Consulting, turn-key construction of a facility, training and operational personnel will be supplied by us as part of these planned joint ventures. Our joint-ventures will supply half, if not all, joint venture start-up financing (depending on how a particular joint venture is structured). We believe facilities with an annual capacity of approximately 790,000 gallons will cost approximately $10 million each to construct and have ready to operate, including equipment and training of personnel. Assuming a cash investment of 50-50 between us and a joint venturer participant, net profit will be split 50-50 as well and we hope for an annual ROI (return on investment) of 20% to 25% divided equally between us and a joint venturer.

Biodiesel Facilities/Technical Descriptions

Upon adequate funding, ABOT will manufacture bio oil and either sell it to biodiesel facilities or use it to manufacture biodiesel ourselves. A typical small to medium sized production facility will have annual capacity to produce 1 million gallons of biodiesel, which can be added to in future years to double or triple production capacity with modest capital expenditure. We plan to sell our biodiesel worldwide with a hoped-for typical gross profit margin of 26% pre-tax.

If we produce biodiesel fuel it will have the same performance features as that of conventional diesel, at a competitive price, but has the added benefit of being ecologically safe. Our biodiesel product may be sold locally or internationally. Pure biodiesel (B100) should meet industry standards: ASTM D6751 or EN 14214. B1 to B5 blends used in on-road vehicles should meet specification CAN/CGSB-3.520:

The funding will allow ABOT to research technology or know-how to produce stable batches of bio-oils for therapeutic, pharmaceutical, cosmetic and food use. This also supplies a technology of extraction that will allow the separation of the medicinal properties of the oil from the inert or inactive remaining residues. The remaining inactive portion of the extracted pharma oil will be transformed into a biodiesel and the medicinal extract will transform into a therapy. What will be retained for human treatment or consumption will need to comply with FDA or Health Canada rules. Although steam distillation is the most well-known technique for extracting essential oil from plants, there are several other methods that are used to remove and concentrate the aromatic constituents from plant materials. Here is a brief description of each method and their influence on the aromatherapeutic properties and fragrance of the oil: essential oils are produced in the cells of aromatic plants and are held in specialized glands. They are released from the plant and collected (concentrated) most often through steam distillation (and sometimes hydro or water distillation or a combination thereof). Distillation is a method of separating components based on differences in volatile constituents in a heated mixture. Steam distillation involves bubbling steam through the plant material. The temperature of steam is easily controlled, making it ideal for heat-sensitive essential oils. The essential oils contained in plants are immiscible (not forming a homogeneous mixture when added together) in water and have a higher boiling point, allowing the essential oil to vaporize at a lower temperature than it would normally on its own. Other methods used to create pure essential oils are dry or vacuum distillation, dry/destructive distillation, and expression (for citrus peels). Expression, also referred to as "cold pressed", is a method where oil is obtained by using high mechanical pressure to literally squeeze the oil from the plant material. Concretes and Absolutes are highly concentrated aromatic materials extracted from plants. The multi-step process includes first extracting the aromatic oil from the plant material with a solvent such as hexane. After the hexane is removed what is left behind is a waxy substance called a concrete. This semi-solid to solid highly fragrant material contains a large amount of pigments and waxes. Due to their waxy texture, concretes are perfect for making solid perfumes. They have a somewhat delicate, yet long lasting aroma and are soluble in both carrier oil and alcohol, though often it is necessary to filter any insoluble waxes and solid material that remains.

From the concrete, the aromatic oils are then extracted and separated from most of the plant waxes and non-aromatic material containing ethyl alcohol. After the ethyl alcohol is removed, the remaining substance is called an Absolute. An Absolute is the most concentrated form of natural fragrance, with an aroma close to the plant from which it came and is highly regarded in natural perfumery. Absolutes still contain some waxes and pigments along with other constituents from the plant but are mostly comprised of the concentrated aromatic oil. In addition, Absolutes usually contain a small percentage of alcohol remaining from the second phase of the extraction process (typically up to 2 or 3 percent).

Absolutes differ from essential oils in that essential oils do not contain waxes, are much lighter in color or have no color, and have a lighter aroma. Essential oils are typically used in skincare and for therapeutic purposes, while Absolutes and concretes are for natural perfumery. CO2 (carbon dioxide) extracts display some of the characteristics of both essential oils and Absolutes. Like essential oils, they contain many beneficial therapeutic properties. But unlike Absolutes, they are not extracted with petrochemical solvents such as Hexane. Instead, they are extracted with CO2 gas under pressure at ambient temperature. Under normal atmospheric conditions CO2 is a gas, but when highly compressed it becomes supercritical - neither a gas nor a liquid.

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Supercritical CO2 is an excellent organic solvent that is used to extract aromatic oils from plants. The procedure is fast and gentle and is completely enclosed to prevent the presence of oxygen, thus preserving the composition of the chemical constituents. Highly volatile top notes are not lost, and the bottom notes of less volatile and sensitive oxygenated sesquiterpenes are fully preserved as well. Hydrolysis of terpene (any of a large group of volatile unsaturated hydrocarbons found in the essential oils of plants, especially conifers and citrus trees) esters or the loss of terpene alcohols in the heart notes is also largely avoided during extraction. Another impressive benefit of CO2 extraction is that once the oil is extracted from the plant material, the supercritical CO2 is returned to its gaseous state at normal air pressure, quickly and completely dissipating and without generating toxic waste.

Depending on the pressure used, a "select" or "total" extract will result. Select extracts are created at lower pressures and are more similar to essential oils, being fully mobile liquids with mostly volatile constituents making up the vast majority of the extract. Total extracts are created using higher pressures and contain a higher molecular weight, lipophilic constituents of the plant, can be thicker or waxier, and more closely resemble the whole plant rather than just the essential oil fraction of the plant.

Because of the stability and versatility of CO2 extracts, and since they display some very favorable characteristics not found in essential oils, they are enthusiastically used by food, body care, and herbal product manufacturers. The attractiveness of supercritical CO2 extraction is shown by the already existing industrial applications of natural hop extraction, decaffeination of tea and coffee, defatting of cocoa powder and extraction of herbs and spices, to name a few. But with wider availability these extracts are now finding enthusiasts in aromatherapy and natural perfumery.

Other benefits of CO2 extracts:

•	the extraction process happens at lower temperatures than steam distillation (up to 40˚C / 104˚F).
•	carbon dioxide is nontoxic, odorless, and is easily removed from the extracted oil at the end of the process.
•	they are more stable and have a long shelf life.
•	they contain no carbohydrates, inorganic salts, proteins/allergens, or germs.
•	they meet strict heavy metal requirements.

Our planned organic extracts will be made using modernized technology similar to the ancient method of effleurage (gentle extraction of oil from precious flowers by soaking them first in vegetable fat, then using alcohol as a solvent to separate the oils from the fat). The extraction process uses only certified organic solvents such as fixed oils and alcohol to coax the aromatic essence out of the plant material. The resulting bio-available essence, extracted without added heat, captures the intricate aroma of the original plant material.

These oils are best used for body care and aromatherapy due to the 'aliveness' of the essences. However, natural perfumers who wish to create organic perfumes will also love these oils. This new technology for the first time allows Jasmine, Carnation and Tuberose - in the form of organic extracts - to be used for true aromatherapy purposes, whereas previously they had only been available as Absolutes and therefore had not been recommended for therapeutic applications. https://www.edenbotanicals.com/extraction-methods.

1. SCOPE (applicable standard) – Biodiesel

1.1 This standard applies to two types of automotive diesel fuel containing low levels of biodiesel: Type A-ULS, Bx and Type B-ULS, Bx. ULS stands for ultra low sulphur.

1.1.1 Bx represents biodiesel fuel containing a range of 1% to 5% percent by volume of biodiesel component.

1.2 Fuel to this standard is intended for use in high-speed diesel engines that require ultra low sulphur diesel fuel to meet emission control regulations and in high-speed diesel-powered equipment.

1.3 Limiting values of significant properties are prescribed for two types of diesel fuel containing low levels of biodiesel. These types and their general applicability for use in diesel engines are broadly indicated as follows.

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1.3.1 Type A-ULS is intended for use in selected applications such as urban buses, underground mining or when ambient temperatures require better low temperature properties than provided by Type B-ULS.

1.3.2 Type B-ULS is intended for use in diesel engine applications.

1.4 Types A-ULS and B-ULS may be used interchangeably with fuel meeting CAN/CGSB-3.517, Types A-ULS and B-ULS, respectively.

1.5 Users of fuel meeting this standard are advised to refer to the owner’s manual of their vehicle, engine or equipment, or to consult with their equipment’s manufacturer, regarding the suitability of the specific fuel blend prior to its use.

1.6 The testing and evaluation of a product against this standard may require the use of materials and/or equipment that could be hazardous. This document does not purport to address all the safety aspects associated with its use. Anyone using this standard has the responsibility to consult the appropriate authorities and to establish appropriate health and safety practices in conjunction with any applicable regulatory requirements prior to its use.

ASTM D6751-08 details standards and specifications for biodiesels blended with middle distillate fuels. This specification standard specifies various test methods to be used in the determination of certain properties for biodiesel blends. Some of the tests mentioned include flash point and kinematic viscosity.

There is a standard set by the standards organization ASTM International that will guide us. ASTM International is one of the largest voluntary standards development organizations in the world. It sets technical standards for materials, products, systems, and services. ASTM International standards have an important role in the information infrastructure that guides design, manufacturing and trade internationally. ASTM International, originally known as the American Society for Testing and Materials (ASTM), was formed over a century ago, when a group of engineers and scientists got together to address frequent rail breaks in the burgeoning railroad industry. Their work led to standardization on the steel used in rail construction, ultimately improving railroad safety for the nation. As the century progressed and new industrial, governmental and environmental developments created new standardization requirements, ASTM responded with consensus standards that have been widely adopted internationally.

1.	EN 14214

EN 14214 is a standard published by the European Committee for Standardization that describes the requirements and test methods for FAME - the most common type of biodiesel. The technical definition of biodiesel is a fuel suitable for use in compression ignition engines that is made of fatty acid mono-alkyl esters derived from biologically produced oils or fats including vegetable oils, animal fats and micro-algal oils. When biodiesel is produced from these types of oil using methanol, fatty acid methyl esters are produced. Biodiesel fuels can also be produced using other alcohols, for example using ethanol to produce fatty acid ethyl esters, however these types of biodiesel are not covered by EN 14214 which applies only to methyl esters i.e. biodiesel produced using methanol. Our process supersedes CAN/CGSB-3.520-2011; another testing standard. Definitions of mono-alkyl esters: A biodiesel consisting of mono alkyl esters is one type of a renewable diesel fuel derived from a number of vegetable oils or animal fats. Definition of Micro-algal oils: Algae fuel, algal biofuel, or algal oil is an alternative to liquid fossil fuels that uses algae as its source of energy-rich oils.

This standard applies to two types of diesel fuel, Type A, and Type B, suitable for use in high-speed diesel engine powered equipment for on-road and off-road applications and in select equipment powered by medium speed diesel engines. Type A and Type B differs from No’s 1, 2 and 4 (mentioned on the Summary of the Business above) in uses, the refining process (purity of the process) and ULS based on suspended solids in the fuel.

Type A is intended for use in selected applications such as urban buses, underground mining or when ambient temperatures require better low temperature properties than provided by Type B.

Fuel meeting this standard may be used for underground mining applications that were formerly covered by CAN/CGSB-3.16. A generator can use a biofuel that has extra fatty material as compared to a tractor trailer engine therefore a low purity can be used for equipment and higher purity for truck and car engines that are more sensitive and clog easier through the filtering systems they employ.

Users of fuel meeting this standard are advised to refer to the owner’s manual of their vehicle, engine or equipment, or to consult with their equipment’s manufacturer, regarding the suitability of the specific fuel blend prior to its use. Note - This is a standard disclaimer that engine builders like Volvo or Caterpillar include in their engine specifications.

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The testing and evaluation of a product against this standard may require the use of materials and/or equipment that could be hazardous. This document does not purport to address all the safety aspects associated with its use.

Anyone using this standard has the responsibility to consult the appropriate authorities and to establish appropriate health and safety practices in conjunction with any applicable regulatory requirements prior to its use.

Human Uses

Bio-oils created or extracted for human consumption are scientifically scrutinized before ingested or otherwise applied for human use. The USA Food & Drug Administration (“FDA”) standards require the creation of protocols that test toxicity, planned medical applications and the identification of potential side effects. These standards and protocols are well established, and adhered to, by the FDA prior to approval of an FDA drug number. The following are links to some of the regulatory information/actions regarding avocado, hemp and coriander seed oils

•	NDI 1008 - Avocado Oil from Anthony Washington Industries LLC

Attachment : Letter from FDA CFSAN to Anthony Washington Industries LLC re NDI 1008 Avocado Oil

Other by FDA on 10/20/2017 ID: FDA-2017-S-0023-0063

•	NDI 1008 - Avocado Oil - Original NDI Notification

Supporting & Related Material by FDA on 10/20/2017 ID: FDA-2017-S-0023-0064

NDI 1012 - Hemp Oil from Honest Globe Inc.

- Attachment Title : Letter from FDA/CFSAN to Honest Globe Inc. re NDI 1012 - Hemp Oil

Other by FDA on 10/20/2017 ID: FDA-2017-S-0023-0069

•	NDI 1012 - Hemp Oil - Original NDI Notification

Supporting & Related Material by FDA on 10/20/2017 ID: FDA-2017-S-0023-0070

NDI 1068- Coriander Seed Oil - Original Notification

Supporting & Related Material by FDA on 06/29/2018 ID: FDA-2018-S-0023-0048

•	NDI 1068- Coriander Seed Oil from Seppic Inc.

- Attachment Title : Letter from FDA CFSAN to Seppic Inc. re NDI 1068- Coriander Seed Oil

Other by FDA on 06/29/2018 ID: FDA-2018-S-0023-0047

Industry Overview - Biodiesel

According to United States Energy Information Administration, alternatives to traditional oil-based, fossil fuels (“alternative fuel products”) are a burgeoning global line of products. The primary alternative fuel products are biofuels (both biodiesel and bioethanol), natural gas, electrical energy, propane, hydrogen and the controversial nuclear energy. Our primary goal is producing bio-oil for the biodiesel industry. The worldwide sales of biodiesel were $21 billion in 2014 (source: Navigant Resource). In North America, alternative fuel product sales totaled $ 4.1 Billion in 2015 (in the United States, $3.6 Billion for 1.8 Billion gallons; Canada $288 Million - 480,000,000 liters) and Mexico $227 Million - 110 Million gallons - source of information: U.S. Energy Information Administration, GAIN Report).

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Biodiesel Mixture Excise Tax Credit

NOTE: This incentive was retroactively extended multiple times, most recently through December 31, 2016, by H.R. 2029 (PDF).

A biodiesel blender that is registered with the Internal Revenue Service (“IRS”) may be eligible for a tax incentive in the amount of $1.00 per gallon of pure biodiesel, agri-biodiesel, or renewable diesel blended with petroleum diesel to produce a mixture containing at least 0.1% diesel fuel. Only blenders that have produced and sold or used the qualified biodiesel mixture as a fuel in their trade or business are eligible for the tax credit. The incentive must first be taken as a credit against the blender's fuel tax liability; any excess over this tax liability may be claimed as a direct payment from the IRS. Claims must include a copy of the certificate from the registered biodiesel producer or importer that: identifies the product; specifies the product's biodiesel, agri-biodiesel, and/or renewable diesel content; confirms that the product is properly registered as a fuel with the U.S. Environmental Protection Agency; and confirms that the product meets the requirements of ASTM specification D6751. Renewable diesel is defined as liquid fuel derived from biomass that meets EPA's fuel registration requirements and ASTM specifications D975 or D396; the definition of renewable diesel does not include any fuel derived from co-processing biomass with a feedstock that is not biomass. This tax credit is applicable to fuel blended between January 1, 2005, and December 31, 2016. For more information about claiming the credit, see IRS Publication 510 (PDF) and IRS Forms 637, 720, 4136, 8849, and 8864, which are available on the IRS Forms and Publications website. For information about registering with the EPA, see the EPA Forms for Registration and Reporting Fuels and Fuel Additives website. (Reference Public Law 114-113 and 26 U.S. Code 6426)

Please see for more information: http://www.afdc.energy.gov/fuels/laws/BIOD/US

The only tax credits that we are aware of existing for human uses of bio-oil are research and development (“R&D”) tax credits. In the USA, the R&D tax credits are used against future sales of the product. In Canada, the R&D tax credit is cash back whether or not the entity or corporation makes money. Most of our R&D will happen in Canada first, so we may be able to receive about 70% of the money spent on R&D back. Canadian credits include:

Provincial SRED Credits : https://www.scientificresearch.ca/index.php?sred=provincial&t661=credits

In addition to the 35% Federal credits, most provinces also offer investment tax credits.
Province	SRED ITCs
Alberta	10% refundable tax credit
British Columbia	10% refundable tax credit for CCPC and non-refundable for non CCPCs
Manitoba	20% non-refundable tax credit
New Brunswick	15% refundable tax credit
Newfoundland and Labrador	15% refundable tax credit
Nova Scotia	15% refundable tax credit
Nunavut	No R&D incentives
Ontario	10% refundable tax credit
Prince Edward Island	No provincial R&D incentives
Québec	Tax credit of up to 35% on Québec salaries and wages
Saskatchewan	15% non-refundable tax credit
Yukon	15% refundable tax credit

Information regarding tax credits in the USA -

https://intrepid-advisors.com/state-rd-tax-credit-eligibility-map/

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More About Our AFT-inside Plan

In our case, we believe the cost of the bio-oil (ABOT-Inside) will be less than the subventions granted (tax rebates) or allotted to the use of biodiesel. Example: the United States government over the last few years has voted to give a tax deduction of $1.00 per gallon to the users of biodiesel in their operations (See reference to HR 2029 above). If ever the US government decided not to renew this incentive, we believe it would have little affect on us because the cost of the oil feed for the transformation is competitive to regular diesel.

To our knowledge, no one has produced bio-oil for human consumption in fermenters. We believe we can achieve a formula for bio-oil human consumption and utilization of our fermenters to reduce the cost of production. However, we are not aware of a government program subsidizing this type of production.

Biocardel Quebec Inc. was part of the development of the bio-oil “know how” and it was improved by Lux Bio through Julien Peloquin and his team of scientists. Bio Lux monies were allocated and a pilot plant of 790,000 gallons is being built; with a target completion date of December 2018.

Our time frame for construction/set-up of the fermenting facility is 6 months and then 3 months to commence operation. The fermenters are automated and guided by a programmable logic controller (”PLC”) that opens and shuts valves and probes temperature and pressures. We’ll need 2 people on staff for every 8-hour shift – 24 hours a day, 350 days a year (15 days a year “down-time” for maintenance) and anticipate producing a batch of bio-oil every 48 hours.

We know of no North American laws and regulations affecting the production, storage, transportation and sale of bio-oil. To date, it has been produced as vegetable oil for non-human consumption.

When pressing bio-oil for human “table” consumption, FDA packaging and labelling requirements apply. If the bio-oil is destined for the pharmaceutical use or cosmetics, FDA medicinal-product rules govern.

Developing New Drugs

American consumers benefit from having access to the safest and most advanced pharmaceutical system in the world. The main consumer watchdog in this system is FDA's Center for Drug Evaluation and Research (“CDER”).

CDER’s best-known job is to evaluate new drugs before they can be sold. CDER's evaluation not only prevents quackery, but also provides doctors and patients the information they need to use medicines wisely. The center ensures that drugs, both brand-name and generic, work correctly and that their health benefits outweigh their known risks.

Drug companies seeking to sell a drug in the USA must first test it. The company then sends CDER the evidence from these tests to prove the drug is safe and effective for its intended use. A team of CDER physicians, statisticians, chemists, pharmacologists, and other scientists reviews the company's data and proposed labeling. If this independent and unbiased review establishes that a drug's health benefits outweigh its known risks, the drug is approved for sale. The center doesn't actually test drugs itself, although it does conduct limited research in the areas of drug quality, safety, and effectiveness standards.

Before a drug can be tested in people, the drug company or sponsor performs laboratory and animal tests to discover how the drug works and whether it's likely to be safe and work well in humans. Next, a series of tests in people is begun to determine whether the drug is safe when used to treat a disease and whether it provides a real health benefit.

For more information about the drug development and approval process, see How Drugs Are Developed and Approved.

FDA Approval: What it means

FDA approval of a drug means that data on the drug’s effects have been reviewed by CDER, and the drug is determined to provide benefits that outweigh its known and potential risks for the intended population. The drug approval process takes place within a structured framework that includes:

•	Analysis of the target condition and available treatments—FDA reviewers analyze the condition or illness for which the drug is intended and evaluate the current treatment landscape, which provide the context for weighing the drug’s risks and benefits. For example, a drug intended to treat patients with a life-threatening disease for which no other therapy exists may be considered to have benefits that outweigh the risks even if those risks would be considered unacceptable for a condition that is not life threatening.

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•	Assessment of benefits and risks from clinical data—FDA reviewers evaluate clinical benefit and risk information submitted by the drug maker, taking into account any uncertainties that may result from imperfect or incomplete data. Generally, the agency expects that the drug maker will submit results from two well-designed clinical trials, to be sure that the findings from the first trial are not the result of chance or bias. In certain cases, especially if the disease is rare and multiple trials may not be feasible, convincing evidence from one clinical trial may be enough. Evidence that the drug will benefit the target population should outweigh any risks and uncertainties.

•	Strategies for managing risks—All drugs have risks. Risk management strategies include an FDA-approved drug label, which clearly describes the drug’s benefits and risks, and how the risks can be detected and managed. Sometimes, more effort is needed to manage risks. In these cases, a drug maker may need to implement a Risk Management and Mitigation Strategy (“REMS”).

Although many of the FDA’s risk-benefit assessments and decisions are straightforward, sometimes the benefits and risks are uncertain and may be difficult to interpret or predict. The agency and the drug maker may reach different conclusions after analyzing the same data, or there may be differences of opinion among members of the FDA’s review team. As a science-led organization, FDA uses the best scientific and technological information available to make decisions through a deliberative process.

Accelerated Approval

In some cases, the approval of a new drug is expedited. Accelerated Approval can be applied to promising therapies that treat a serious or life-threatening condition and provide therapeutic benefit over available therapies. This approach allows for the approval of a drug that demonstrates an effect on a “surrogate endpoint” that is reasonably likely to predict clinical benefit, or on a clinical endpoint that occurs earlier but may not be as robust as the standard endpoint used for approval. This approval pathway is especially useful when the drug is meant to treat a disease whose course is long, and an extended period of time is needed to measure its effect. After the drug enters the market, the drug maker is required to conduct post-marketing clinical trials to verify and describe the drug’s benefit. If further trials fail to verify the predicted clinical benefit, FDA may withdraw approval.

Since the Accelerated Approval pathway was established in 1992, many drugs that treat life-threatening diseases have successfully been brought to market this way and have made a significant impact on disease course. For example, many antiretroviral drugs used to treat HIV/AIDS entered the market via accelerated approval, and subsequently altered the treatment paradigm. A number of targeted cancer-fighting drugs also have come onto the market through this pathway.

Drug Development Designations

The agency also employs several approaches to encourage the development of certain drugs, especially drugs that may represent the first available treatment for an illness, or ones that have a significant benefit over existing drugs. These approaches, or designations, are meant to address specific needs, and a new drug application may receive more than one designation, if applicable. Each designation helps ensure that therapies for serious conditions are made available to patients as soon as reviewers can conclude that their benefits justify their risks.

•	Fast Track is a process designed to facilitate the development and advance the review of drugs that treat serious conditions, and fill an unmet medical need, based on promising animal or human data. Fast tracking can get important new drugs to the patient earlier. The drug company must request the Fast Track process. More information about the Fast Track process is here.

•	Breakthrough Therapy designation expedites the development and review of drugs that are intended to treat a serious condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy. A drug with Breakthrough Therapy designation is also eligible for the Fast Track process. The drug company must request a Breakthrough Therapy designation. More information about Breakthrough Therapy designation is here.

•	Priority Review means that FDA aims to take action on an application within six months, compared to 10 months under standard review. A Priority Review designation directs attention and resources to evaluate drugs that would significantly improve the treatment, diagnosis, or prevention of serious conditions.

Cost attributed to these tests or medical targets can go from hundreds of thousands to 100 of millions, ABOT will concentrate to make money first just on selling extracted oils to pharma’s that already have the permits to sell pharmaceutical products and authorization numbers to do so. If any special licenses are required to proceed to the extraction process ABOT will apply for it provided it has the funds to do so.

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Our Company’s history

We have no operating history.

Financial Fair Play Regulations

We are not bound at this time, but we may be in the future, to what is termed “Financial Fair Play”.

Social Responsibility

Our product production process and our lipid production (bio-oil) are “green technologies” and environmentally friendly (when compared to the refining and use of fossil fuels and other ingredients for human uses).

Competition

We believe our primary sources of potential competition include, but are not limited to, “feed stock” or “grease” producers (of raw materials used to produce biodiesel) – the agro-producers and the collectors of yellow grease (that comes primarily from restaurants selling their frying oils to companies that “recuperate” the used oil – cleaning it up and selling it to be transformed in biodiesel). These commodities/biodiesel raw materials have been very expensive to buy per ton in the past few years; especially when compared to the price of crude petroleum that has come down so drastically during the same time period. Compared to these grease/feed stock producers, we believe ABOT-Inside is positioned as an ideal biodiesel feed stock (cheaper sales and delivery price). Between capital cost and cost of transporting the carbon biodegradable molecules to produce the bio-oil, even though the price per barrel drops to record low as $157/ton we would still be profitable. As presented in the the graphs below, the lowest price has been $970/ton for soybeans and $700/ton for grease/feed stock.

source: http://www.nasdaq.com/markets/soybean.aspx

Fats and oils

Historical data for Wheat, hard, KC are unavailable from 4/19/2011 through 5/4/2015

Source WSJ Market Data Group

Corn oil, crude wet/dry mill-U,W	38.5000	39.0500	38.7750	38.7750	41.5000

Grease, choice white, Chicago lb.-U	...	...	0.2700	0.2700	0.2650

Lard, Chicago lb.-U	...	...	0.3500	0.3500	n.a.

Soybean oil, crude; Central Illinois lb.-U	0.3028	0.3128	0.3078	0.3029	0.2946

Tallow, bleachable; Chicago lb.-U	0.27	0.28	0.2750	0.2750	0.2963

Tallow, edible, Chicago lb.-U	...	...	0.3200	0.3200	n.a.

Please note: Chicago exchange lb=weight U=United States (this is describing a USA product unit’s weight in pounds)

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Similarly, for human bio-oil applications, a basic “rule of thumb” is that producing a product from the waste of plants must comply with FDA standards, but if successful will be more efficient and cost effective.

Legal Proceedings

We may be involved in various routine legal proceedings incident to the ordinary course of our business. Currently, we are involved in the following legal proceedings.

ABOT contracted with DeCoupage A.E.S.P., Inc. (“claimant”), a Canadian corporation, November 11, 2016 for equipment. The contracted-for cash amount of $75,000 was not paid when due on June 30, 2017. Claimant, as allowed by the contract, converted the stock portion due under the contract and sent a demand letter to ABOT on November 23, 2017 in the amount of $191,793.98. It sent another demand letter dated December 18, 2017 in the same amount. The letters were responded to by USA legal counsel. A Summons and Origination Application (known as a civil complaint in the United States) was prepared and the summons, dated January 18, 2018 was sent out for service of process. The court filing, case number 500-17-101520-172, was filed in Superior Court (Civil division), District of Montreal, Province of Quebec, Canada (“court”). ABOT, through Canadian counsel, filed a responsive pleading in the court on February 13, 2018. Management will continue to seek an out-of-court settlement.

Customers

We have no customers at this time.

Item 8. DESCRIPTION OF PROPERTY

We have no real property. Depending on the advantages or disadvantages of a particular situation, we may purchase or lease real property for our fermenter operations.

Intellectual Property/Technology

We consider intellectual property to be important to the operation of our business and critical to establish and driving growth in our product sales revenue. “Intellectual property” is actually our technical bio-oil production “know-how” and fermentation procedures. We expect our potential joint venture partners (that we seek out as operating funds become available) to negotiate for rights to use our intellectual property. In order to protect our brand, we generally will have contractual rights to approve uses of our intellectual property/technology by our commercial partners.

We consider our brand to be a key business asset and, therefore, plan to have a portfolio of related registered trademarks and trademark applications. We plan to procure trademark protection, if available, for our brand name “ABOT-Inside,” and any logos we may create and copyright protection and copyright ownership of materials such as logos, literary works, photographic images and audio-visual footage.

Enforcement of our trademark rights and copyrights will be important in maintaining the value of our ABOT-Inside brand.

In relation to materials for which copyright protection is available (such as logos, literary works, photographic images, and audio-visual footage), our planned practice will be generally to secure copyright ownership where possible and appropriate. It is not always possible to secure ownership protection for these rights.

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Item 9.  Management’s Discussion and Analysis of Financial Condition and Results

The following discussion and analysis of our financial condition and results of our operations should be read together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented from time to time.

The Company, Advanced Bio-Oil Technologies Ltd. f/k/a Advanced Fuel Technologies Ltd, was organized on July 27, 2016, as a “C” corporation under the laws of the state of Wyoming. We are a Wyoming start-up bio-oil manufacturing and distributor business corporation with an office, initially, in Denver, Colorado. Our planned product is known as “bio-oil.” The trade name of our bio-oil product will be “ABOT-Inside.” We have secured the formula of raw materials we plan to use for production of our bio oil through corporate laboratory tests in the research and development (“R&D”) program. Our plan is to manufacture crude bio-oil in fermenters and provide “feed stock” bio-oil to biodiesel companies and produce table oil for human consumption if contracts are secured with companies like Kraft (example only) or others. Funds allowing, ABOT will produce bio-oil for pharmaceutical contacted and requested to do so. ABOT plans to produce bio-oil for our facility to transform into biodiesel and for any other company that needs bio-oil to produce biodiesel.

Results of Operations

The period of July 27, 2016 (date of inception) to December 31, 2016 and fiscal year 2017

Revenue. The Company began operations on July 27, 2016. For the period from inception through December 31, 2016, and for fiscal year 2017, the Company did not have any revenue generating operations, nor did we have any related cost of goods sold.

Operating Expenses. For the period of July 27, 2016 through December 31, 2016, the Company had total operating expenses of $16,060, primarily consisting of accounting fees of $10,500 and legal fees of $5,000. In fiscal year 2017, our total operating expenses were $45,244 primarily consisting of accounting fees of $13,690, legal fees of $4,590, consulting fees of $10,000 and impairment of the prepaid license fees of $11,429. We also had interest expense of $447.

Net Loss. The Company’s net loss from inception to December 31, 2016 was $16,060. The net loss was $33,815 for 2017 with $447 interest expense.

Liquidity and Capital Resources

As of December 31, 2016, the Company had total assets of $40, which consisted entirely of cash. In fiscal year 2017, we had $77 in total assets, entirely in cash.

The Company will have additional capital requirements during fiscal year 2018. Currently, the Company does not have any revenue generating business operations, nor does the Company currently have the capital resources required to effect our business strategy. Therefore, the Company will attempt to raise additional capital through the sale of our securities in this Regulation A+ offering. The Company’s initial offering will be for a maximum of 50 million shares of our Common Stock Class A at price of $0.50 per share, with potential aggregate gross proceeds of $25 million.

The Company cannot assure that we will have sufficient capital to finance our growth and/or business operations or that such capital will be available on terms that are favorable to the Company or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

We have no operating history. We received proceeds of $27,000 (as of the date of this Offering Circular; subsequent to our 2017 fiscal year) from the issuance of our convertible, preferred stock and advances from a related party of $2,600 in 2016 and $45,389 in related party loans in 2017; used for working capital purposes. We have incurred legal, accounting and bank expenses in the startup of operations.

Plan of Operations

Subject to the availability of funding, our first task will be to “activate” our licensing agreement with Bio-Lux to allow us use of the “know-how” to develop our business in Canada and the United States. Funds allowing, the time frame for construction/set-up of the first fermenting facility in Colorado is 6 months and then 3 months to commence operation. We anticipate our second facility to commence thereafter on the same time frame. The fermenters are automated and guided by a programmable logic controller (“PLC”) that opens and shuts valves and probes temperature and pressures. We’ll need 2 people on staff for every 8-hour shift – 24 hours a day, 350 days a year (15 days a year “down-time” for maintenance) and anticipate producing a batch of bio-oil every 48 hours. Up to 90% of bio-oils derived from plants can be used for human consumption, whether for the table, cosmetic or pharmaceutical uses. If fully subscribed, the proceeds from this Regulation A+ will fund our operations for at least the next 2 years (after receipt).

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Wholesale, and Product Licensing

We plan to retain full control of the use and monetization of our intellectual property rights (production procedures) and technology worldwide in the areas of wholesale distribution and product licensing and/or joint venturing (if any).

Wholesale

Our primary planned business is the production and distribution of bio-oil to be utilized in the production of bio-diesel and certain human-use products.

Social media

We believe there is a significant opportunity to leverage the capabilities of social media platforms to enhance our relationships with our Internet followers and customers (hopefully) around the world. By establishing a presence through our website and other online platforms, we believe we will be able to provide connections with our follower base and improve our ability to market and sell ABOT-Inside to our customers.

Our Strategy

We aim to generate our revenue and profitability by aggressively marketing/promoting our brand. The key elements of our strategy are:

• Create our lists of local, then regional, national, North American and global customers and online followers: We plan to position ourselves to secure customers and Internet followers (people who follow the development and operation of our business) in accord with our business development and operational plans.

• Develop our wholesale and product licensing or joint venturing businesses:  We will focus on developing and growing our business ultimately on a global basis by increasing our product production and establishing distribution through the planned development of our campaign to attract wholesale customers.

• Invest in our Management, facilities and other brand enhancing initiatives: We will be committed to investing in our Management, our facilities and other initiatives in hopes to enhance our brand in North America and then, globally. We expect these initiatives will continue to be key drivers of our sales, profit, and leading brand recognition going forward.

• Exploit Internet content opportunities:  The rapid shift of media consumption towards Internet and social media platforms presents us with multiple promotion and growth opportunities and potentially new revenue streams. Our digital media platforms, such as our website content and social media, are expected to become one of the primary methods by which we engage with our followers and encourage transactions with our customers (hopefully) around the world.

In addition to developing our own digital assets, we intend to leverage third party media platforms and other social media as a means of further engaging with our followers/customers and creating a source of traffic for our planned products and distribution. Our website and social media content are in the early stages of development and present opportunities for future growth.

• Enhance the reach and distribution of our products:  With adequate funding, we would be positioned to benefit from anticipated increased value and the growth in distribution associated with non-traditional, alternative fuel and human-use products.

• Diversify revenue and improve margins:  We aim to gain revenue and operating margins for our business as we further expand our potential high growth bio-oil business.

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Our Market Opportunity

We are a new company, and with the power and scope of the Internet to educate consumers on the advantages of our advanced, alternative technology, we have the potential to reach every human with an Internet connection. We believe our potential global reach and access to emerging alternative fuel, cosmetic, pharmaceutical and human markets will position us for growth. As soon as we are operational, we will schedule a press conference as part of the commencement of our commercialization plan.

Our target audience consists of a variety of customers:

-	Biodiesel companies that face a supply problem in raw materials and want to control their inputs.
-	Investors who wish to develop the production and sale of biodiesel.
-	Any military or civilian ships and military bases who wish to develop autonomous energy production.
-	The sale of biodiesel produced by our technology.
-	Bio-oil for pharmaceutical, cosmetic and human consumption.

Lux Bio’s market research on a "full-scale" basis carried out for the past two years has allowed us to know that major customer expectations are:

-	A good product quality.
-	Regularity in the supply and product stability. Customers complain that the quality of product offered by our competitors is not constant.
-	Technical support.

We plan to conduct sales promotion in many ways:

-	Presentation in specialized trade fairs.

-	Advertising material.

-	Website; an Internet server will provide information to customers and especially to question us on technical issues of concern.

Given the availability of funding, the expected cost of our marketing program will be $1 million for the first 12 months. Funds allowing, we plan to reach the full potential of our marketing plan within 2 years of commencement of operations; with an anticipated set-up and commencement of ABOT-Inside fermenting within 9 months at our first facility in Colorado and at least another 9 months-to-a-year to produce 3 million liters (792,516 gallons) on an annual basis.

Our first goal is to concentrate the on the fuel and industrial markets followed buy our expertise in extracting bio-oil from plants for pharmaceutical use. ABOT will sub-contract with appropriate contractors for the construction and installation of the facilities. We plan to obtain manufacturing permits and environmental studies will be provided to jurisdictions requiring them. In most cases, we should be able to obtain permits within a 3 to 6-month time frame. Most industry professionals engaged/hired to operate this facility will only need a high school diploma. We plan to pay minimum wage or better for trainable individuals that observe and verify valves and flow through of liquids. They will wash the fermenters after use and refill and reinsert the carbon molecules and inoculums to produce the bio-oil cells.

ABOT plans to sub-contract with appropriate contractors for the construction and installation of the facilities. We will obtain manufacturing permits and environmental studies to be provided to jurisdictions requiring them. Most industry professionals engaged/hired to operate this facility will only need a high school diploma. We plan to pay minimum wage or better for trainable individuals that observe and verify valves and flow through of liquids. They will wash the fermenters after use and refill and reinsert the carbon molecules and inoculums to produce the bio-oil cells.

Responsibility for Financial Statements

The financial statements, presented in Item F-1 below, are the responsibility of Management and have been prepared by our auditing firm based on information and data supplied by our Management.

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Management’s Report on Internal Control Over Financial Reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive and Chief Financial Officers, we plan to have an evaluation protocol for the effectiveness of our internal control over financial reporting in place based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). We expect to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees (upon receipt of adequate funding)
Executive Officers:
Francesca Albano	Chief Financial Officer	57	8-Aug-2016	Full time
Laura M. Haase	Chief Operating Officer	45	8-Aug-2016	20 hours
Mireille Samson	Chief Executive Officer	63	8-Aug-2016	Full time
Directors:
Francesca Albano	Director, Chairman	57	8-Jul-2016	As needed for Board Meetings
Laura M. Haase	Director	45	8-Jul-2016	As needed for Board Meetings
Mireille Samson	Director	63	8-Jul-2016	As needed for Board Meetings
Significant Employees:				N/A

Mireille Samson, our Chief Executive Officer (“CEO”) and member of our Board of Directors, was elected to all her positions with the Company on August 8, 2016. Ms. Samson is 63 years of age.

From 1975 through 1982, Ms. Samson was employed as a nurse, first with the Canadian Armed Forces Air Reserve and after with various Canadian hospitals and a Swiss hospital. Starting in 1982, through the present, Ms. Samson has had a variety of helicopter and fixed-wing pilot employment experiences. From May of 1988 until now, she has been a helicopter pilot for the Canadian Coast Guard (the first woman in history to be so employed). Ms. Samson has received the following citations: Act of Bravery given by John Adams, Commissioner, Canadian Coast Guard; Minister of Transport Canada (October 10, 2000) to rescue kayakers in the archipelago of Montmagny: Commissioner’s Commendation in recognition of a gesture of Bravery, a delicate rescue operation to Dombourgs Ilets.: Commissioner’s Commendation in recognition of the dedication and professionalism shown in the framework of the missions at the International Polar Year and Excellence Articnet Network: Gold medalist at the Quebec Game Jeux du Québec Parachutisme (sky diving Quebec Game), summer 1973. Ms. Samson has experience as a stunt performer and actress and is a member of the Alliance of Canadian Cinema Television and Radio Artists (known as ACTRA). Ms. Samson attended St-Jean-sur-Richelieu College, 1974-1977 (Diploma of collegial studies; Registered Nurse) and St-Jean-sur-Richelieu college located in St-Jean-Sur-Rihelieu, Quebec, Canada, 1972-1974 (diploma of collegial studies- science). she is also a licensed Canadian airline helicopter pilot, commercial Fixed Wing Pilot and has an American Commercial Helicopter License.

We selected Ms. Samson as a member of our Management team because of our belief in her credibility. Ms. Samson has been given the trust of the Canadian Government with the highest level of security clearance – she has been entrusted as a pilot and Commander on board her vessel with the presence of the Prime Minister of Canada and Members of his Cabinet, with Scientists that visited the northern regions of Canada for ecological studies, with heads of major corporations and with missions to save lives. Competence; Her training, almost para-military in nature, which includes precision and self resolve to accomplish the task at hand, to command and execute missions, to organize and develop tactical plans in the most unpredictable and tempestuous environments gives her the competence. Caring: Mission driven to save lives as a rescue pilot or nurse to administer first aid. The respect of the human environment is so basic to her existence.

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Francesca Albano, our Chief Financial Officer (“CFO”), Chairperson of the Board and member of our Board of Directors, was elected to all her positions with the Company on August 8, 2016. Ms. Albano is 57 years of age.

Ms. Albano has, or had, the following Canadian professional licenses: Certified General Accountant - May of 1991 to April of 2007; Certified Public Accountant – September of 1994 to April of 2007; Insurance of Persons – October of 2004 to Oct 2008; Mutual Fund License – July of 2004 to the present. Her educational background includes a Canadian Securities course – Institute of Canadian Securities and a course in Conduct and Practice Handbook - Institute of Canadian Securities; both in June of 2000. Ms. Albano has a Certificate in Accountancy - McGill University Continuing Education Montreal Quebec Canada, June of 1991; Bachelor of Commerce - McGill University Montreal Quebec Canada, November of 1983; Diploma of Collegial Studies, Vanier College St-Laurent Quebec Canada, 1980; Secondary V Learning Certificate.

Ms. Albano possesses comprehensive Banking Training for: Mortgages – Credit analysis – Loans – Investments - Mutual Funds; as well as Training Sessions offered by AGF Canada in collaboration with Primerica Investments in 2004; Association of Certified General Accountants – Seminars in Personal Taxation in 2003; H&R BLOCK – Course in personal income taxation in 2000.

She has been self-employed since January of 2004 as a Mutual Fund Sales Representative and Financial Securities Advisor. Ms. Albano is currently employed (since October 1, 2016) with Banque Laurentienne du Canada, located in Montréal, Canada, as a Financial Advisor. She is also currently employed (since April of 2005) with Le Groupe Investors of Montreal, Canada, as a Financial Consultant. Ms. Albano was employed with Primerica of LaSalle, Quebec, Canada as a Financial Securities Advisor from January of 2004 to March of 2005. Prior to that, she was Controller of the Old Port Hotels and Restaurants, Montreal, Canada from November of 2002 to December of 2003. In this position she prepared year-end audits and financial statements, implemented controls with respect to sales and inventory, supplied daily cash analysis, and cash reports, city taxes reports and budgets for real estate holding companies. Ms. Albano was an auditor, accountant, consultant or controller for other Canadian firms and employers dating back to 1984. This included her employment with Friedman and Friedman, Chartered Accounts, in Montreal, Canada, as an Auditor from January of 1989 to December of 1992. Ms. Albano performed external auditing, year- end audits, review engagements, Notices to Reader, implementation of internal controls, system audits, Compliance Testing in the Industries including: Canada Bond Rating Services, Customs Brokers, Pension Funds, Trust Accounts, Real Estate, Manufacturing, Wholesalers and Brokerage Houses, Professional Firms.

Laura M. Haase, our Chief Operating Officer (“COO”) and member of our Board of Directors, was elected to all her positions with the Company on August 8, 2016. Ms. Haase is 45 years of age.

Ms. Haase is a self-motivated professional with over eighteen years’ experience in public, private, and non-profit financial management, including six years of project management with Information Systems technology. She possesses exceptional planning, analysis, decision-making, and problem-solving skills. She demonstrates excellent interpersonal and communication skills.

Ms. Haase professional experience has been vast from Information Technology, State Road and Tollway Authority March 2016 to Present Project Manager for Information Technology (IT) to Faculty Member, American Intercontinental University, - Atlanta Campus April 2015 to Present Adjunct Faculty Member to Faculty Member, University of Phoenix, Atlanta Campus and Online June 2002 to Present Faculty Member. Her background experience at Technology Services, Georgia Department of Education from June 2009 to March 2016 as a Project Manager for Technology Services (IT) to Facilities Services Unit, Georgia Department of Education-Facilities from June 2007 to June 2009 as a Project Management Coordinator -2 to Facilities Services Unit, Georgia Department of Education from June 2005 to June 2007 Grants Administrator.

Ms. Haase early experience at Lumpkin County, Finance Department from Jan 2005 to May 2005 as Finance Director or at the City of Alpharetta, Police Department from Aug 2003 to Dec 2004 as Budget and Payroll Manager, Haase & Associates, LLC Financial Consulting and Governmental Affairs Nov 2001 to Apr 2003 Proprietor or Georgia Municipal Association from May 2000 to Oct 2001 as Governmental Affairs Manager, August 2000 – October 2001 and at the DeKalb County Government from Aug 1995 to Apr 2000.

Ms. Haase formal education comes from attending The University of Phoenix, Phoenix, Arizona (November 2014) to Doctor of Management in Information Systems & Technology, from The University of Georgia, Athens, Georgia for her Master’s Degree of Public Administration, (Finance and Budget specialization) 1996, Bachelor of Arts in Political Science, 1994.

The Company was formed in Wyoming on July 27, 2016. Mr. Leonard Stella signed our Amended and Restated Articles of Incorporation and Bylaws. He was temporarily our CEO and Chairman. Mr. Stella resigned these positions, and as a member of our Board of Directors, on August 8, 2016. We anticipate that Ms. Albano and Ms. Sampson will work for us full time, and Ms. Haase at 20 hours per week, when (and if) we are able to obtain adequate operational funding. Mr. Stella is currently an unpaid consultant to ABOT.

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Item 11. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Capacities in which compensation was received (e.g., Chief Executive Officer, director, etc.)	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Francesca Albano	Chief Financial Officer	0	0	0
Laura M. Haase	Chief Operating Officer	0	0	0
Mireille Samson	Chief Executive Officer	0	0	0

Item 12. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership acquirable	Percent of class
Convertible Preferred Class A	Francesca Albano; 999 18th Street, Suite 3000, Denver, CO 80202	As co-founder, 500,000	1.75%
Convertible Preferred Class A	Laura M. Haase; 999 18th Street, Suite 3000, Denver, CO 80202	As co-founder, 500,000	1.75%
Convertible Preferred Class A	Mireille Samson; 999 18th Street, Suite 3000, Denver, CO 80202	As co-founder, 500,000	1.75%
Convertible Preferred Class A	Prime Trek Investment Corp; 1705 Laurentides Boulevard, Suite 200, Laval Quebec, Canada H7M 2P5	As co-founder, 9,000,000	31.58%
Convertible Preferred Class A	Ambrosia Rosedale Capital Limited; 1705 Laurentides Boulevard, Suite 200, Laval Quebec, Canada H7M 2P5	As co-founder, 9,000,000	31.58%
Convertible Preferred Class A	Abigail 5 Capital Inc.; 1705 Laurentides Boulevard, Suite 212, Lava Quebec, Canada H7M 2P5	As co-founder, 9,000,000	31.58%

 No Common Stock Class A shares have been sold or issued as of the date of this Annual Report.

Item 13. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

This Item 13 asks for information concerning other arrangements or contracts with management not otherwise disclosed in this Offering Circular and is not applicable to us.

Item 14. SECURITIES BEING OFFERED

The following summary of the terms of our capital stock is qualified in its entirety by reference to the applicable provisions of Wyoming law.

Capital Stock

The corporation is authorized to issue Common Stock and has authorized to date; Common Class A Stock, each having a par value of one one-hundredth of a penny ($0.001) per share. The total number of shares of Common Class A Stock this corporation is authorized to issue is 1 billion. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued class of Common Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any class, to increase or decrease (but not below the number of shares of any such class then outstanding) the number of shares of any class subsequent to the issue of shares of that class.

The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions of the shares of each class of stock and the manner in which shares of stock are to be voted for the election of Directors and upon any other matter coming before a meeting of shareholders are as follows:

52

Each share of Common Stock, regardless of class, shall be entitled to one vote per share. Dividends may be paid pro rata to the holders of the Common Stock, regardless of class, as and when declared by the Board of Directors out of any funds of the corporation legally available therefore. Upon any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, the assets of the Corporation shall be distributed pro rata to the holders of the Common Stock, regardless of class (after distribution rights of preferred shareholders). The holders of Common Stock shall not be entitled to any preemptive or preferential right to subscribe for or purchase any shares of capital stock of the Corporation or any securities convertible into shares of capital stock of the Corporation.

Our common shares have a right to one vote per share. No common shares have been issued as of the date of this Offering Circular.

Preferred Stock

Our Board of Directors is authorized, subject to limitations prescribed by Wyoming law and our Amended and Restated Articles of Incorporation, to determine the terms and conditions of preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our Board of Directors also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our Common Class A Stock, which could have an adverse impact on the market price of our common shares.

Our Amended and Restated Articles of Incorporation provide currently for one class of preferred stock: Convertible Preferred Class A Stock. 100 million shares of our Convertible Preferred Class A Stock are authorized. Convertible Preferred Class A Stock is convertible on a one-for-one basis with our common stock. Each Convertible Class A Stock share is entitled to ten (10) votes.

With respect to liquidation preference, the following provision of the Company’s Articles of Incorporation applies:

Section 4.4 b. “Liquidation or Dissolution.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders of Common Stock shall receive a pro rata distribution of any remaining assets after payment of or provision for liabilities and the liquidation preference on Preferred Stock all Classes.”

Certain Articles of Incorporation, By-Laws and Statutory Provisions

Our Amended and Restated Articles of Incorporation and Bylaws and provisions of the Wyoming General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Limitation of Liability of Officers and Directors

Wyoming law currently provides that our directors will not be personally liable to our company or our stockholders for monetary damages for any act or omission as a director other than in the following circumstances:

•	the director breaches his/her fiduciary duty to our Company or our stockholders and such breach involves intentional misconduct, fraud or a knowing violation of law; or

•	our Company makes an unlawful payment of a dividend or unlawful stock purchases, redemptions or other distribution.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a Director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. Wyoming law allows the articles of incorporation of a corporation to provide for greater liability of the corporation’s directors. Our amended articles of incorporation do not provide for such expanded liability.

Special Meetings of Stockholders

Our Amended and Restated Articles of Incorporation provide that special meetings of stockholders may be called only by the Chairman or by a majority of the members of our Board. Stockholders are not permitted to call a special Meeting of Stockholders, to require that the Chairman call such a special meeting, or to require that our Board request the calling of a special Meeting of Stockholders.

53

Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Amended and Restated Articles of Incorporation provide that stockholders may not take action by written consent unless such action and the taking of such action by written consent have been expressly approved by the board, and may only take action at duly called annual or special meetings. In addition, our Bylaws establish advance notice procedures for:

•	stockholders to nominate candidates for election as a Director; and

•	stockholders to propose topics for consideration at Stockholders’ meetings.

Stockholders must notify our corporate Secretary in writing prior to the meeting at which the matters are to be acted upon or Directors are to be elected. The notice must contain the information specified in our Bylaws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual Meeting of Stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year’s Annual Meeting, or if no Annual Meeting was held in the preceding year or for the first Annual Meeting following this offering, notice by the Stockholder, to be timely, must be received not earlier than the 120th day prior to the Annual Meeting and not later than the later of the 90th day prior to the Annual Meeting or the 10th day following the day on which we notify Stockholders of the date of the Annual Meeting, either by mail or other public disclosure. In the case of a special meeting of Stockholders called to elect Directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify Stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude some Stockholders from bringing matters before the Stockholders at an annual or special meeting or from nominating candidates for Director at an annual or special meeting.

Election and Removal of Directors

The Directors will serve for a three-year term. Our Stockholders may only remove Directors for cause. Our Board of Directors may elect a Director to fill a vacancy created by the expansion of the Board of Directors. This system of electing and removing Directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for Stockholders to replace a majority of our directors.

Wyoming Statutes and Provisions of our Amended Articles of Incorporation and Bylaws Thought to Provide Anti-Takeover Protection

The super voting rights of our convertible preferred shares (10 votes per share; 100 million preferred shares authorized, 1 billion common shares authorized; 1 vote per share), provide a potential anti-takeover mechanism. Other than what is described in this section of the Offering Circular, we have no plans or proposals to adopt any such additional provisions or mechanisms or to enter into any arrangements that may have material anti-takeover consequences.

Other provisions of the Company’s Amended and Restated Articles of Incorporation (“Articles”) and Bylaws may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing our Board of Directors and Management. According to our Articles and Bylaws, the holders of our common stock do not have cumulative voting rights in the election of the Company’s Directors. The combination of the present ownership of super-voting convertible preferred shares and lack of common stock cumulative voting makes it more difficult for other stockholders to replace our Board of Directors or for a third party to obtain control by replacing our Board of Directors.

54

Wyoming does not impose enhanced fiduciary duties on directors in attempted takeover situations. Instead, the “business judgment rule” is applied to the use of antitakeover tactics. Here is the text of WY Stat § 17-16-830 (1997 through Reg Sess):

“(a) Each member of the board of directors, when discharging the duties of a director, shall act:

(i) In good faith; and

(ii) In a manner he reasonably believes to be in or at least not opposed to the best interests of the corporation.

(b) The members of the board of directors or a committee of the board, when becoming informed in connection with their decision making function or devoting attention to their oversight function, shall discharge their duties with the care that a person in a like position would reasonably believe appropriate under similar circumstances.

(c) In discharging board or committee duties a director shall disclose, or cause to be disclosed, to the other board or committee members information not already known by them but known by the director to be material to the discharge of their decision making or oversight functions, except that disclosure is not required to the extent that the director reasonably believes that doing so would violate a duty imposed under law, a legally enforceable obligation of confidentiality or a professional ethics rule.

(d) In discharging board or committee duties a director who does not have knowledge that makes reliance unwarranted is entitled to rely on the performance by any of the persons specified in paragraph (f)(i) or (iii) of this section to whom the board may have delegated, formally or informally by course of conduct, the authority or duty to perform one (1) or more of the board's functions that are delegable under applicable law.

(e) In discharging board or committee duties a director who does not have knowledge that makes reliance unwarranted is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by any of the persons specified in subsection (f) of this section.

(f) A director is entitled to rely in accordance with subsections (d) and (e) of this section on:

(i) One (1) or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the functions performed or the information, opinions, reports or statements provided;

(ii) Legal counsel, public accountants or other persons retained by the corporation as to matters involving skills or expertise the director reasonably believes are matters:

(A) Within the person's professional or expert competence; or

(B) As to which the particular person merits confidence; or

(iii) A committee of the board of directors of which he is not a member if the director reasonably believes the committee merits confidence.

(g) For purposes of subsection (a) of this section, a director, in determining what he reasonably believes to be in or not opposed to the best interests of the corporation, shall consider the interests of the corporation's shareholders and, in his discretion, may consider any of the following:

(i) The interests of the corporation's employees, suppliers, creditors and customers;

(ii) The economy of the state and nation;

(iii) The impact of any action upon the communities in or near which the corporation's facilities or operations are located;

(iv) The long-term interests of the corporation and its shareholders, including the possibility that those interests may be best served by the continued independence of the corporation; and

(v) Any other factors relevant to promoting or preserving public or community interests.”

Directors and Officers, in exercising their respective powers with a view to the interests of the corporation, may consider:

(a) The interests of the corporation’s employees, suppliers, creditors and customers;

(b) The economy of the State and Nation;

(c) The interests of the community and of society; and

(d) The long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation.

This is an extremely management-friendly provision that allows directors to consider the interests of shareholders as just one factor among others. Wyoming’s legislature offers an almost identical management-friendly language in Section 17-16-830 of its Wyoming Business Corporation Act.

Our Board of Directors can designate the rights, preferences, privileges and restrictions of series of preferred or common stock without further shareholder action. Cumulative voting is not provided for in our Articles of Incorporation or Bylaws or in the Wyoming Business Corporations Act, which also may make it harder for third parties to gain control over the Company. We do not currently have a staggered Board of Directors, and we have not adopted any shareholders’ rights plans, or so-called poison pills.

55

Though not now, we may be or in the future we may become subject to Wyoming’s control share law. A corporation is subject to Wyoming’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Wyoming, and it does business in Wyoming or through an affiliated corporation. The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for such stockholder’s shares.

Wyoming’s control share law may have the effect of discouraging takeovers of the corporation.

In addition to the control share law, Wyoming has a business combination law which prohibits certain business combinations between Wyoming corporations and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder,” unless the corporation’s board of directors approves the combination in advance. For purposes of Wyoming law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Wyoming’s business combination law is to potentially discourage parties interested in taking control of the Company from doing so if it cannot obtain the approval of our board of directors.

56

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we intend to operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our Management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

57

Item F-1 Financial Statements

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(FORMERLY KNOWN AS ADVANCED FUEL TECHNOLOGIES LTD.)

INDEX TO FINANCIAL STATEMENTS

December 31, 2017

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of:

Advanced Bio-Oil Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Advanced Bio-Oil Technologies Ltd. (the “Company”) as of December 31, 2017 and 2016, the related statements of operations, changes in stockholders’ deficit and cash flows, for the year ended December 31, 2017 and the for the period from July 27, 2016 (Inception) to December 31, 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017 and for the period from July 27, 2016 (Inception) to December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in a development stage and has a net loss and net cash used in operations for the year ended December 31, 2017 of $45,691 and $34,023, respectively, has no revenues and has not implemented its business plan. Furthermore, the Company has a working capital deficit, accumulated deficit and stockholders’ deficit of $33,251, $61,751 and $33,251, respectively, at December 31, 2017. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s Plan in regards to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.

We have served as the Company’s auditor since 2017.

Boca Raton, Florida

April 26, 2018

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328

Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920

www.salbergco.com • info@salbergco.com

Member National Association of Certified Valuation Analysts • Registered with the PCAOB

Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

F-2

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(FORMERLY KNOWN AS ADVANCED FUEL TECHNOLOGIES LTD.)

BALANCE SHEETS

	December 31,
	2017	2016

ASSETS
CURRENT ASSETS:
Cash	$77	$40
Total Current Assets	77	40
TOTAL ASSETS	$77	$40

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$3,239	$3,000
Loans payable - related parties	30,089	2,600

Total Current Liabilities	33,328	5,600

Total Liabilities	33,328	5,600

Commitments and Contingencies (see Note 4)

STOCKHOLDERS' DEFICIT:
Preferred stock, No par value; 100,000,000 shares authorized; Convertible Class A Preferred stock (No Par Value; 100,000,000 Shares Designated; 28,500,000 issued and outstanding)	28,500	28,500
Common stock Class A, $0.001 par value: 1,000,000,000 shares authorized; no shares issued and outstanding	–	–
Subscription receivable	–	(18,000)
Accumulated deficit	(61,751)	(16,060)

Total Stockholders' Deficit	(33,251)	(5,560)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$77	$40

See accompanying notes to financial statements.

F-3

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(FORMERLY KNOWN AS ADVANCED FUEL TECHNOLOGIES LTD.)

STATEMENT OF OPERATIONS

	For The Year Ended December 31, 2017	For the Period from July 27, 2016 (Inception) to December 31, 2016
NET REVENUES	$–	$–

OPERATING EXPENSES:
Impairment of prepaid license fee	11,429	–
General and administrative	33,815	16,060

Total Operating Expenses	45,244	16,060

LOSS FROM OPERATIONS	(45,244)	(16,060)

Other expense:
Interest expense	(447)	–

LOSS BEFORE PROVISION FOR INCOME TAXES	(45,691)	(16,060)

Provision for income taxes	–	–

NET LOSS	$(45,691)	(16,060)

NET LOSS PER COMMON SHARE - Basic and diluted	$–	$–

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted	–	–

See accompanying notes to financial statements.

F-4

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(FORMERLY KNOWN AS ADVANCED FUEL TECHNOLOGIES LTD.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the Year Ended December 31, 2017 and for the Period from July 27, 2016 (Inception) to December 31, 2016

							Total
							Stockholders’
	Preferred Stock - Class A		Common Stock - Class A		Subscription	Accumulated	Equity
	Shares	Amount	Shares	Amount	Receivable	Deficit	(Deficit)

Balance, inception	–	–	–	–	–	–	–

Issuance of preferred stock to founders for cash	27,000,000	27,000	–	–	(18,000)	–	9,000

Issuance of preferred stock to officers for cash	1,500,000	1,500	–	–	–	–	1,500

Net Loss	–	–	–	–	–	(16,060)	(16,060)

Balance, December 31, 2016	28,500,000	28,500	–	–	(18,000)	(16,060)	(5,560)

Cash collected on subscription receivable	–	–	–	–	100	–	100
Collection of subscription receivable through reduction of related party loan	–	–	–	–	17,900	–	17,900
Net Loss	–	–	–	–	–	(45,691)	(45,691)
Balance, December 31 2017	28,500,000	$28,500	–	$–	$–	$(61,751)	$(33,251)

See accompanying notes to financial statements.

F-5

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(FORMERLY KNOWN AS ADVANCED FUEL TECHNOLOGIES LTD.)

STATEMENT OF CASH FLOWS

	For The Year Ended December 31, 2017	For the Period from July 27, 2016 (Inception) to December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(45,691)	$(16,060)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of prepaid license fee	11,429	–
Change in operating assets and liabilities:
Accounts payable and accrued expenses	239	3,000

NET CASH USED IN OPERATING ACTIVITIES	(34,023)	(13,060)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments made on prepaid license fee	(11,429)	–

NET CASH USED IN INVESTING ACTIVITIES	(11,429)	–

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of preferred stock for cash	–	10,500
Collection of subscription receivable	100	–
Proceeds received from related party line of credit	42,389	–
Advances from related parties	3,000	2,600

NET CASH PROVIDED BY FINANCING ACTIVITIES	45,489	13,100

NET INCREASE IN CASH	37	40

CASH, beginning of period	40	–

CASH, end of year	$77	$40

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$–	$–
Income taxes	$–	$–

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of preferred stock for subscription receivable	$–	$18,000
Collection of subscription receivable through reduction of related party loan	$17,900	$–

See accompanying notes to financial statements.

F-6

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(FORMERLY KNOWN AS ADVANCED FUEL TECHNOLOGIES LTD.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN

Organization

Advanced Bio-Oil Technologies, Ltd. (formerly known as Advanced Fuel Technologies, Ltd.) (the “Company”) was incorporated in the State of Wyoming on July 27, 2016. On March 16, 2018, the Company changed its name to Advanced Bio-Oil Technologies, Ltd. The Company established a fiscal year end of December 31. The Company’s principal business plan is to manufacture, sell and deliver bio-oil. The Company’s flagship product is the technological development of “Bio-oil” a process that produces oil in fermenters from bacteria and biodegradable carbon molecules. The Company has no operating history as of yet.

The Company has a License Agreement (“License Agreement”) in place with a Canadian company, Lux Biologics Ltd (“Lux Bio”). The License Agreement commenced on July 27, 2017 and expires on July 26, 2050. There is a one-time-only license fee payment of two hundred fifty thousand dollars ($250,000 US) due within fifteen (15) days of commencement of operation of the Company’s first facility in the United States. The Agreement remains in effect should the Company be unable to build a facility (see Note 4).

Basis of presentation and going concern

As reflected in the accompanying financial statements, the Company has a net loss and net cash used in operations of $45,691 and $34,023, respectively, for the year ended December 31, 2017, has no revenues and has not implemented its business plan. Additionally, the Company has working capital deficit and stockholders’ deficit of $33,251 at December 31, 2017. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the date of this report. The ability of the Company to continue as a going concern is dependent on the Company’s ability to implement its business plan, raise capital, and generate revenues. Currently, management is seeking capital to implement its business plan and raise capital under either Regulation A or Regulation D offering. Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and uncertainties for development stage company

The Company is considered to be in the development stage since we have not commenced planned principal operations. Our activities since inception include devoting substantially all of the Company’s efforts to business planning and development. Additionally, the Company has allocated a substantial portion of its time and investment to the completion of the Company’s development activities to launch its marketing plan and generate revenues and to raising capital. The Company has not generated revenue from operations and has not begun construction of any Bio-oil facilities. The Company’s activities during the development stage are subject to significant risks and uncertainties.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of prepaid license fee and the valuation of deferred tax assets.

F-7

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(FORMERLY KNOWN AS ADVANCED FUEL TECHNOLOGIES LTD.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

Fair value measurements and fair value of financial instruments

The Company adopted Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board’s (“FASB”) accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The estimated fair value of certain financial instruments, including accounts payable, accrued expenses and loans payable are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Income taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

F-8

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(FORMERLY KNOWN AS ADVANCED FUEL TECHNOLOGIES LTD.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

The Company has adopted ASC 740-10-25, “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Net loss per share of common stock

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. At December 31, 2017 and 2016, the Company has 28,500,000 and 28,500,000, potentially dilutive securities outstanding related to convertible Class A Preferred Stock, respectively. Those potentially dilutive common stock equivalents were excluded from the dilutive loss per share calculation as they would be antidilutive due to the net loss.

Recent accounting pronouncements

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of certain cash receipts and cash payments (a consensus of the emerging issues take force). This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. This guidance will be effective for the Company on January 1, 2018. The Company does not believe the guidance will have a material impact on its financial statements.

In July 2017, the FASB issued ASU 2017-11 “Earnings Per Share” (Topic 260). The amendments in the update change the classification of certain equity-linked financial instruments (or embedded features) with down round features. The amendments also clarify existing disclosure requirements for equity-classified instruments. For freestanding equity-classified financial instruments, the amendments require entities that present earnings per share (“EPS”) in accordance with Topic 260, Earnings Per Share, to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features would be subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt—Debt with Conversion and Other Options), including related EPS guidance (in Topic 260). For public business entities, the amendments in Part I of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company does not believe the guidance will have a material impact on its financial statements.

Other accounting standards which were not effective until after December 31, 2017 are not expected to have a material impact on the Company’s financial position or results of operations.

NOTE 2 – LOANS PAYABLE – RELATED PARTIES

Loans Payable – Current

One of the founders of the Company provided advances to the Company for working capital purposes. At December 31, 2017 and December 31, 2016, the Company had a payable to the founder of $2,600. These advances were short-term in nature and non-interest bearing.

F-9

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(FORMERLY KNOWN AS ADVANCED FUEL TECHNOLOGIES LTD.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

A related party provided advances to the Company for working capital purposes. At December 31, 2017 and December 31, 2016, the Company had a payable to a related party of $3,000 and $0, respectively. These advances were short-term in nature and non-interest bearing. The related party is the husband of the CFO of the Company.

In December 2016, the Company entered into a loan agreement with an affiliated company, whereby the Company can borrow up to the sum of $35,000. The loan shall be repayable in 24 months from the signing of this agreement. The loan shall bear interest at the rate of 3% per annum. The affiliated company is owned by the husband of the CFO of the Company. Initial advances started in year 2017. Between February 2017 and December 2017, the Company received total loans of $42,389 from such affiliated company. In December 2017, the Company collected subscription receivable of $17,900 through the reduction of this loan from the affiliated company. Consequently, the loan balance was reduced by $17,900. As of December 31, 2017, the loan balance was $24,489. For the year ended December 31, 2017, the Company recorded interest expense of $447 and corresponding accrued interest which is included in accounts payable and accrued expenses.

NOTE 3 – STOCKHOLDERS’ DEFICIT

Shares Authorized

In March 2018, the Board of Directors of the Company approved to increase the authorized shares of the Company to 1,100,000,000 shares of authorized capital stock from 260,000,000 shares. Consequently, the authorized capital stock consists of 1,000,000,000 shares of common stock and 100,000,000 shares of preferred stock.

Preferred stock

In August 2016, the Company designated 100,000,000 shares of Class A Convertible Preferred Stock, no par value per share (the “Class A Preferred Stock”). Each share of Class A Preferred Stock is convertible on a one-for-one share basis into the Company’s common stock. Each Class A Preferred Stock is entitled to ten votes per share on all matters to be voted on by the stockholders of the Company. The Class A Preferred Stock does not contain any redemption provision. The Class A Preferred Stock has a right to receive dividends on a share for share basis with common stockholders and has preference upon liquidation.

In August 2016, the Company sold an aggregate of 27,000,000 convertible Class A Preferred stock to three founders of the Company at $0.001 per share. The Company collected $9,000 from one founder and recorded subscription receivable of $18,000 at December 31, 2016. In October 2017, the Company collected subscription receivable of $100. Additionally, in December 2017, the Company collected subscription receivable of $17,900 by transferring such subscription receivable to an affiliated party lender and reducing that lender’s loan balance (see Note 2). As of December 31, 2017, subscription receivable amounted to $0.

In August 2016, the Company sold an aggregate of 1,500,000 convertible Class A Preferred stock to three officers of the Company at $0.001 per share. The Company collected the full subscription of $1,500 in October 2016.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

In August 2016, as amended in December 2016, the Company entered into a Memorandum of Understanding (“MOU”) for the acquisition of 50% of Lux Biologics Limited shareholding, a Canadian corporation. The acquisition price was for $1.5 million in cash whereby $300,000 shall be paid by the Company 30 days after the commencement of the construction of a certain facility in Canada and the $1.2 million shall be paid by the Company within 90 days after the facility was completely built. Lux Bio shall provide to the Company a draft of the Formal agreement within 90 days of the execution of the MOU. Lux Bio is currently building the facility in Canada. No payments were made by the Company as of the date of this report under this MOU. The MOU expired on August 11, 2017.

F-10

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(FORMERLY KNOWN AS ADVANCED FUEL TECHNOLOGIES LTD.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

In July 2017, the Company executed a License Agreement in place with Lux Bio. The License Agreement commenced on July 27, 2017 and expires on July 26, 2050. There is a one-time-only license fee payment of two hundred fifty thousand dollars ($250,000 US) which is not due until within fifteen (15) days of commencement of operation of the Company’s first facility in the United States. The Agreement remains in effect should the Company be unable to build a facility. If the Company is unable to provide the Licensing Fee in cash, due to not being able to raise the funds to construct the facility then the Company may substitute the issuance of the Company’s capital stock valued at the same amount as the cash Licensing Fee. During the year ended December 31, 2017, the Company made prepayments of $11,429 towards the license fee which was recorded as prepaid license fees – non – current assets. At December 31, 2017, the Company determined that the recoverability of the prepaid license fee was uncertain and therefore the entire amount was impaired and expensed as of December 31, 2017.

The Company committed to purchase four fermentation containers or customized stainless steel reservoirs to be used in the Company’s business from a vendor in exchange for consideration of CDN $75,000 (approximately USD $59,650) in cash or, failing the payment of said amount, CDN $191,764 (approximately USD $152,500) worth of the Company’s common stock valued based on the contemporaneous sale of its securities in a Regulation A offering at $0.50 per share or approximately 305,000 shares. The Company was unable to pay the cash consideration of CDN $75,000 when the containers were ready due to limited funds. As such the Company received a demand letter from the vendor demanding the payment of consideration in order for them to deliver the containers. As of December 31, 2017, the Company has not yet taken possession of these containers. The Company intends to pay the vendor as soon as the Company have available cash. The vendor has filed such demand letter in the office of the Superior court of Quebec in the judicial district of Montreal, Canada.

In December 2017, the Company entered into an Engagement Agreement (the “Agreement”) with a consulting company to act as an exclusive financial advisor and lead placement agent of the Company, whereby the consultant will assist the Company to an equity raise or debt financing, merger or acquisition and business development transaction (the “Transaction). The exclusivity period will expire after the six month from the date of issuance and after the six months’ duration, the Agreement will become a non-exclusive agreement.

In consideration for the services rendered, the Company agrees to the following fee:

a. Success Fee. Upon the successful completion of the Transaction, the consultant shall be entitled to the following:

Equity / Mezzanine / Structured Debt Transaction - If the Company consummates an Equity Financing and debt financing, the consultant shall receive a cash placement fee equal to Ten Percent (10%) of the gross proceeds involved in the financing.

Merger and Acquisition Transaction - The Company agrees to pay a fee equal to Five Percent (5%) of total consideration paid for any transaction completed between the Company and any targeted acquisition worked or introduced, directly or indirectly, by the consultant.

Business Development Transaction - The Company shall pay a business development fee equal to Five Percent (5%) of the total value to the Company of all contracts and/or other business development deals with any party worked or introduced, directly or indirectly, by the consultant.

b. Placement Agent Warrants. In addition to compensation described above, the consultant will also be entitled to the issuance of seven (7) year term exercisable in cash placement agent warrants (“Warrants”). Upon successful completion of an Equity, Mezzanine, and/or Structured Debt Transaction, the Company shall issue to the Consultant, or its assignees, warrants for the purchase of an amount equal to Ten (10%) Percent of the number of total shares of stock, funding amount and/or warrants at the same exercise price as paid for the Common Equity, Mezzanine or Structured Debt stock in equity.

c. Advisory Fee. A non-contestable and non-refundable upfront one-time retainer for all Advisory services rendered, the Company shall pay to consultant a total fee of $10,000 cash advisory fee, payable by the Company three (3) days upon signing of the Agreement. The Company paid the advisory fee of $10,000 in December 2017 and has been recorded in general and administrative expenses during the year ended December 31, 2017.

F-11

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(FORMERLY KNOWN AS ADVANCED FUEL TECHNOLOGIES LTD.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

d. Expense Reimbursement. The Company agrees to reimburse consultant for all out-of-pocket expenses incurred; however, any expense in excess of $100 shall be pre-approved in writing or email by the Company which may include Background Checks and Placement Agents Counsel not to exceed $2,500 in total.

NOTE 5 – CONCENTRATIONS

Concentration of credit risk

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institution. The Company’s account at this institution is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of December 31, 2017, the Company has not reached bank balances exceeding the FDIC insurance limit. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Concentration of lender

As of December 31, 2017, the majority of the net loan funds being $27,489 were borrowed from an individual or an entity controlled by the individual, the husband of the CFO of the Company.

NOTE 6 – INCOME TAXES

The Company has incurred aggregate net operating losses of approximately $61,751 for income tax purposes as of December 31, 2017. The net operating loss carries forward for United States income taxes, which may be available to reduce future years’ taxable income. These carry forwards will expire, if not utilized, through 2037. Management believes that the realization of the benefits from these losses appears not more than likely due to the Company’s limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset to reduce the asset to zero. Management will review this valuation allowance periodically and make adjustments as necessary.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act decreases the U.S. corporate federal income tax rate from a maximum of 35% to a flat 21% effective January 1, 2018. The impact of the re-measurement on the Corporation’s net deferred tax asset, as of December 31, 2017, was an approximately $8,027 decrease in deferred tax assets, with a corresponding decrease in the Company’s valuation allowance, and no impact on income tax expense. The Act also includes a number of other provisions including, among others, the elimination of net operating loss carrybacks and limitations on the use of future losses, the repeal of the Alternative Minimum Tax regime and the repeal of the domestic production activities deduction. These provisions are not expected to have a material effect on the Corporation.

Given the significant complexity of the Act and anticipated additional implementation guidance from the Internal Revenue Service, further implications of the Act may be identified in future periods.

The items accounting for the difference between income taxes at the effective statutory rate and the provision for income were as follows:

	Year Ended December 31, 2017	Period from July 27, 2016 (inception) to December 31, 2016
Income tax benefit at U.S. statutory rate of 34%, respectively	$(15,535)	$(5,460)
Change in Federal tax rate at 21%	8,027	–
Change in valuation allowance	7,508	5,460
Total provision for income tax	$–	$–

F-12

ADVANCED BIO-OIL TECHNOLOGIES LTD.

(FORMERLY KNOWN AS ADVANCED FUEL TECHNOLOGIES LTD.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

The Company’s approximate net deferred tax asset were as follows:

Deferred Tax Asset:	December 31, 2017	Period from July 27, 2016 (inception) to December 31, 2016
Net operating loss carryforward	$12,968	$5,460
Valuation allowance	(12,968)	(5,460)
Net deferred tax asset	$–	$–

The Company provided a valuation allowance equal to the deferred income tax asset for the year ended December 31, 2017 because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The increase in the allowance was $7,508 in fiscal 2017.

Additionally, the future utilization of the net operating loss carryforward to offset future taxable income may be subject to an annual limitation as a result of ownership changes that could occur in the future. If necessary, the deferred tax assets will be reduced by any carryforward that expires prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

The Company does not have any uncertain tax positions or events leading to uncertainty in a tax position. The Company’s 2016 and 2017 Corporate Income Tax Returns are subject to Internal Revenue Service examination.

NOTE 7 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 27, 2018, the date the financial statements were available to be issued.

Between January 2018 and March 2018, the Company received additional loans of $14,228 from an affiliated company related to a loan agreement dated in December 2016 (see Note 2). The total loan amount then exceeded the $35,000 line of credit amount by $3,717, which excess was loaned at the discretion of the related party lender.

In March 2018, the Board of Directors of the Company approved to change the name of the Company and to increase the authorized shares of the Company to 1,100,000,000 shares of authorized capital stock from 260,000,000 shares. Consequently, the authorized capital stock consists of 1,000,000,000 shares of common stock and 100,000,000 shares of preferred stock and is reflected retroactively on the accompanying balance sheet.

F-13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Canada, on August 2, 2018.

ADVANCED BIO-OIL TECHNOLOGIES LTD.

By:	/s/ MIREILLE SAMSON
Mireille Samson
Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ MIREILLE SAMSON

Mireille Samson

Chief Executive Officer

Member of the Board of Directors

August 2, 2018

/s/ FRANCESCA ALBANO

Francesca Albano

Chief Financial Officer

Member of the Board of Directors

August 2, 2018

/s/ LAURA M. HAASE

Laura M. Haase

Chief Operating Officer

Member of the Board of Directors

August 2, 2018

EXHIBITS

Exhibit Number:	Description:

2.1	Articles of Incorporation (Amended and Restated) & Articles of Amendment
2.2	Bylaws of Advanced Bio-Oil Technologies, Ltd.
2.3 *	State of Wyoming – Certificate of Good Standing and Validation, 7.24.17
4	Subscription Agreement
6.1	License Agreement; Advanced Bio-Oil Technologies, Ltd. and Bio Lux
6.2	Minutes of Board Meeting, July 27, 2017
11	Consent of Expert
12	Opinion re Legality
15.1	Explanatory Statements - Advanced Bio-Oil Technologies, Ltd.

* To be filed by amendment

14